Management's Discussion and Analysis of

Results of Operations and Financial Condition

For the three and six months ended

June 30, 2021

August 9, 2021

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated August 9, 2021 is intended to supplement Hudbay Minerals Inc.'s unaudited condensed consolidated interim financial statements and related notes for the three and six months ended June 30, 2021 and 2020 (the "consolidated interim financial statements"). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").

References to "Hudbay", the "Company", "we", "us", "our" or similar terms refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at June 30, 2021.

Readers should be aware that:

- This MD&A contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking information") that are subject to risk factors set out in a cautionary note contained in our MD&A.

- This MD&A includes an updated discussion of the risks associated with the COVID-19 pandemic and its effect on our operations, financial condition, projects and prospects, and supplements the discussion of these risks in our most recent Annual Information Form ("AIF").

- This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

- We use a number of non-IFRS financial performance measures in our MD&A.

- The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates.

For a discussion of each of the above matters, readers are urged to review the "Notes to Reader" discussion beginning on page 52 of this MD&A and to carefully review the risks associated with the COVID-19 pandemic that are discussed throughout this MD&A.

Additional information regarding Hudbay, including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent AIF, consolidated interim financial statements and Management Information Circular available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in US dollars unless otherwise noted.

OUR BUSINESS

We are a diversified mining company primarily producing copper concentrate (containing copper, gold, and silver), molybdenum concentrate and zinc metal. Directly and through our subsidiaries, we own three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). Our growth strategy is focused on the exploration, development, operation, and optimization of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

SUMMARY

Second Quarter Operating and Financial Results

- Generated $404.2 million in revenue, $132.8 million of operating cash flow before change in non-cash working capital and $143.2 million of adjusted EBITDA1 in the second quarter of 2021 from higher realized metal prices and higher copper and precious metals sales volumes, partially offset by lower sales volumes of zinc.

- Consolidated copper production in the second quarter was 23,474 tonnes at cash cost and sustaining cash cost per pound of copper produced, net of by-product credits1, of $0.84 and $2.25, respectively. Consolidated gold production increased to 39,848 ounces in the second quarter, a record for Hudbay.

- Second quarter Peru production was boosted by higher metal recoveries and initial production from Pampacancha in April 2021. Pampacancha production continues to ramp up in line with the recently published Constancia mine plan, which contemplates an increase in average annual copper production to approximately 102,000 tonnes over the next eight years starting in 2022.

- Second quarter Manitoba metal production was impacted by lower copper and zinc grades, lower precious metal recoveries and production interruptions.

- On track to meet annual guidance for copper, zinc and precious metals production, consolidated sustaining capital expenditures, and Manitoba unit operating cost in 2021. After adjusting for unbudgeted COVID-related costs in Peru, full year unit operating costs for Peru are expected to be within the 2021 guidance range.

- Second quarter net loss and loss per share were $3.4 million and $0.01, respectively. After adjusting for the net mark-to-market loss on financial instruments, amongst other items, second quarter adjusted net earnings1 per share were $0.02.

- Cash and cash equivalents decreased during the second quarter to $294.3 million, as at June 30, 2021 mainly as a result of $100.6 million of capital investments primarily for the construction of the New Britannia refurbishment project and sustaining capital expenditures, partially offset by cash generated from operations.

- On June 19, a worker employed by a service provider at the Lalor mine was fatally injured from a fall while working at height. The Company is undertaking a number of initiatives to learn from this tragic incident.

Executing on Growth Initiatives

- New Britannia project continues to track ahead of the original schedule with approximately 95% of the project completed at the end of July. New Britannia gold circuit commissioning completed in July 2021 and first gold pour is expected in August, ahead of the original schedule. Annual gold production from Lalor and the Snow Lake operations is expected to increase to over 180,000 ounces at an average cash cost and sustaining cash cost, net of by-product credits, of $412 and $788 per ounce of gold, respectively, during the first six full years of operation starting in 2022.

- Due to additional costs and COVID-19 related impacts, approximately $20 million in additional growth capital is expected to be spent this year at New Britannia and 2021 growth capital guidance has been revised accordingly.

- Following the finalization of the remaining land user agreement for Pampacancha, first production was achieved in April, consistent with the recently published mine plan.

- Completed 85,000 feet of drilling at the Copper World property in Arizona in the first half of the year and the Company remains on track to complete an initial inferred resource estimate before the end of the year and a preliminary economic assessment in the first half of 2022.

- Released the 18th Annual Sustainability Report in May 2021 discussing Hudbay's key accomplishments and initiatives in 2020; how the Company manages the social, environmental and economic risks, impacts and opportunities associated with its activities; and, the importance of continuous improvement in these areas for the Company's long-term success.

Summary of Second Quarter Results

Cash generated from operating activities in the second quarter of 2021 increased to $96.4 million compared to $31.4 million in the same quarter of 2020. Operating cash flow before change in non-cash working capital was $132.8 million during the second quarter of 2021, reflecting an increase of $103.3 million compared to the same period of 2020. The increase in operating cash flow is primarily the result of higher realized metal prices and higher copper and precious metals sales volumes, partially offset by lower sales volumes of zinc.

Consolidated copper production in the second quarter of 2021 increased by 30% compared to the same period in 2020 primarily as a result of higher throughput and copper recoveries in Peru, partially offset by lower copper grades in Manitoba. Consolidated gold production in the second quarter of 2021 increased by 22% versus the second quarter of 2020, due to record gold production in Peru as mining from the high-grade Pampacancha deposit commenced in the quarter. Consolidated zinc production in the quarter decreased by 31% while silver production increased by 18%, versus the comparative quarter, primarily as a result of changes in grades and recoveries.

Net loss and loss per share in the second quarter of 2021 were $3.4 million and $0.01, respectively, compared to a net loss and loss per share of $51.9 million and $0.20, respectively, in the second quarter of 2020. Second quarter earnings benefited from higher realized prices for all metals, combined with higher sales volumes of copper and precious metals which were partially offset by lower sales volumes of zinc and elevated operating costs in Peru.

Adjusted net earnings1 and adjusted net earnings per share1 in the second quarter of 2021 were $5.4 million and $0.02 per share after adjusting for the net mark-to-market loss on financial instruments among other items. This compares to an adjusted net loss and adjusted net loss per share of $39.7 million, and $0.15 per share in the same period of 2020. Second quarter adjusted EBITDA1 was $143.2 million, compared to $49.1 million in the same period of 2020. As previously disclosed, sales volumes in the first quarter of 2021 were impacted by shipping delays in Peru and Manitoba, resulting in the delayed parcels being recognized as revenue in the second quarter of 2021.

As at June 30, 2021, our liquidity includes $294.3 million in cash and cash equivalents as well as undrawn availability of $295.2 million under our Credit Facilities. We expect that our current liquidity together with cash flows from operations will be sufficient to meet our liquidity needs for the foreseeable future.

*Reflects Constancia temporary suspension of operations in April and May of 2020.

1 Adjusted net loss and adjusted net loss per share, adjusted EBITDA, cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, and net debt are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

KEY FINANCIAL RESULTS

Financial Condition	Jun. 30, 2021	Dec. 31, 2020
(in $ thousands)
Cash and cash equivalents	$294,287	$439,135
Total long-term debt	1,181,195	1,135,675
Net debt[1]	886,908	696,540
Working capital	219,799	306,888
Total assets	4,587,827	4,666,645
Equity	1,658,924	1,699,806

[1] Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Financial Performance	Three months ended		Six months ended
(in $ thousands, except per share amounts)	Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020
Revenue	$404,242	$208,913	$717,866	$454,020
Cost of sales	322,060	221,567	583,173	488,665
Profit (loss) before tax	14,819	(74,604)	(54,773)	(156,056)
Net loss	(3,395)	(51,901)	(63,497)	(128,035)
Basic and diluted loss per share	(0.01)	(0.20)	(0.24)	(0.49)
Adjusted earnings (loss) per share[1]	0.02	(0.15)	(0.04)	(0.30)
Operating cash flow before change in non-cash working capital[2]	132.8	29.5	223.4	71.4
Adjusted EBITDA[1,2]	143.2	49.1	247.4	104.1

[1] Adjusted loss per share and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

[2] In millions.

In the second quarter of 2021, consolidated cash cost per pound of copper produced, net of by-product credits1, was $0.84, compared to $0.29 in the same period in 2020. This increase was a result of higher operating costs in Peru and Manitoba partially offset by significantly higher zinc, gold and molybdenum byproduct credits and higher copper production.

Sustaining cash cost per pound of copper produced, net of by-product credits1, increased to $2.25 in the second quarter of 2021 from $1.59 in the same period in 2020 primarily due to the same reasons affecting cash cost as well as higher sustaining capital expenditures. All-in sustaining cash cost per pound of copper produced, net of by-product credits1, in the second quarter of 2021 was $2.48, which increased from $1.91 in the same period last year primarily due to the same reasons.

We expect our consolidated cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, to be within the guidance ranges for 2021.

1 Cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

KEY PRODUCTION RESULTS

		Three months ended			Three months ended
		Jun. 30, 2021			Jun. 30, 2020
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced [1]
Copper	tonnes	19,058	4,416	23,474	11,504	6,522	18,026
Gold	oz	10,220	29,628	39,848	2,311	30,303	32,614
Silver	oz	468,057	217,859	685,916	253,687	327,130	580,817
Zinc	tonnes	-	21,538	21,538	-	31,222	31,222
Molybdenum	tonnes	295	-	295	124	-	124
Payable metal sold
Copper	tonnes	19,946	5,230	25,176	9,023	6,928	15,951
Gold	oz	5,638	32,567	38,205	1,317	29,273	30,590
Silver	oz	315,064	262,443	577,507	242,519	299,266	541,785
Zinc [2]	tonnes	-	25,361	25,361	-	27,604	27,604
Molybdenum	tonnes	265	-	265	120	-	120
[1] Metal reported in concentrate is prior to deductions associated with smelter contract terms.
[2] Includes refined zinc metal sold and payable zinc in concentrate sold.

		Six months ended			Six months ended
		Jun. 30, 2021			Jun. 30, 2020
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced [1]
Copper	tonnes	36,885	11,142	48,027	30,793	11,867	42,660
Gold	oz	14,858	60,490	75,348	5,373	57,596	62,969
Silver	oz	873,771	508,818	1,382,589	714,989	633,520	1,348,509
Zinc	tonnes	-	49,478	49,478	-	61,717	61,717
Molybdenum	tonnes	589	-	589	478	-	478
Payable metal sold
Copper	tonnes	34,782	11,323	46,105	28,270	11,753	40,023
Gold	oz	8,601	54,987	63,588	3,936	53,229	57,165
Silver	oz	652,676	434,591	1,087,267	604,110	513,597	1,117,707
Zinc [2]	tonnes	-	53,704	53,704	-	54,396	54,396
Molybdenum	tonnes	549	-	549	551	-	551

[1] Metal reported in concentrate is prior to deductions associated with smelter contract terms.
[2] Includes refined zinc metal sold and payable zinc in concentrate sold.

KEY COST RESULTS

		Three months ended		Six months ended		Guidance
		Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020	Annual 2021
Consolidated cash cost per pound of copper produced[1]
Cash cost [1]	$/lb	0.84	0.29	0.94	0.69	0.65 - 0.80
Peru	$/lb	1.85	1.31	1.84	1.38
Manitoba	$/lb	(3.51)	(1.51)	(2.02)	(1.11)

Sustaining cash cost [1]	$/lb	2.25	1.59	2.20	1.85	2.05 - 2.30
Peru	$/lb	2.69	1.84	2.53	1.88
Manitoba	$/lb	0.36	1.16	1.12	1.78

All-in sustaining cash cost[1]	$/lb	2.48	1.91	2.42	2.06

Combined mine/mill unit operating cost per tonne of copper processed[1,2]
Peru [3]	$/tonne	11.25	7.77	11.81	8.70	8.90 - 10.90
Manitoba	C$/tonne	148	135	150	131	145 - 155

Zinc Plant unit operating cost per tonne of zinc processed[1,4]
Unit operating costs	C$/lb	0.54	0.45	0.52	0.47	0.50 - 0.55

[1] Cash cost, sustaining cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits and unit operating cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

[2] Reflects combined mine, mill and G&A costs per tonne of milled ore. Peru costs reflect the deduction of expected capitalized stripping costs.

[3] Includes approximately $6.3 million, or $0.85 per tonne, of COVID-related costs during the three months ended June 30, 2021 and $10.9 million, or $0.79 per tonne during the six months ended June 30, 2021.

[4] Zinc plant unit operating costs include G&A costs per pound of zinc processed.

RECENT DEVELOPMENTS

COVID-19 Business Update

The COVID-19 pandemic continues to have a persistent and protracted financial impact on our operations as we continue to maintain strict COVID-19 measures to ensure the safety of our workforce and the communities in which we operate.

Although there has been a notable reduction in the number of new cases of COVID-19 in Canada and Peru along with increased vaccine availability throughout our operating regions, we continue to incur COVID-19 related expenditures beyond levels we originally budgeted, including rapid diagnostic test kits, personal protective equipment, temporary accommodation for employees awaiting test results, transportation costs as well as additional cleaning and sanitation expenses related to unscheduled COVID-19 related interruptions at our operations. These COVID-related challenges have also had a negative financial impact on the refurbishment of the New Britannia mill and Peru unit costs. We continue to manage the impact and monitor the risks of the pandemic at each of our locations, and our focus remains on continuing to operate safely and efficiently.

New Britannia Mill Progress and Manitoba Growth Capital Update

Refurbishment activities at the New Britannia gold mill were completed in June 2021 and commissioning and startup activities occurred in July. The mill is expected to achieve first gold production in August, in line with the timelines assumed in the Company's production guidance. These timelines are ahead of the original schedule to produce first gold before the end of 2021. Annual gold production from Lalor and the Snow Lake operations is expected to increase to over 180,000 ounces at an average cash cost and sustaining cash cost, net of by-product credits, of $412 and $788 per ounce of gold, respectively, during the first six full years of New Britannia's operation.

The construction of a new copper flotation facility is on track for commissioning and ramp up in the fourth quarter of 2021. The overall project is approximately 95% complete as of the end of July. As noted last quarter, Hudbay has observed COVID-related cost pressures on the project capital estimate at New Britannia and there have been areas of cost escalation with industry cost inflationary pressures as the project nears completion. As a result, approximately $20 million in additional growth capital is expected to be spent this year at New Britannia. We also expect an additional $10 million to be spent in 2021 on the advancement of the Stall mill recovery improvement program, early works for the Lalor mine expansion to 5,300 tonnes per day and the impacts of foreign exchange movements. As such, Manitoba's total growth capital guidance in 2021 has increased to $105 million from $75 million.

Exploration Update

Copper World Exploration

Hudbay's 2020 drill program at our Copper World property in Arizona confirmed the discovery of the Broad Top Butte, Copper World, Peach and Elgin deposits, with a combined strike length of over five kilometres and opportunities to discover additional mineralization between the deposits. The program intersected significant volumes of high-grade copper sulphide and oxide mineralization starting, in most cases, near surface or at shallow depth. Drilling at Broad Top Butte included intersections of 440 feet of 1.38% copper and 246 feet of 0.70% copper starting at surface. Drilling at the Peach and Eglin deposits included intersections of 500 feet of 0.82% copper and 300 feet of 0.64% copper, both starting from surface. The mineralization at the Copper World deposits is located closer to surface than at Rosemont and remains open at depth.

The expanded 2021 exploration program at Copper World is well-advanced with 85,000 feet of drilling completed in the first half of the year and four drill rigs currently turning at site. We expect to publish an update once the majority of assays have been received for the holes drilled during the first half of 2021. The hydrogeological, geotechnical, mineralogical and metallurgical studies are underway. We are also evaluating several targets identified through geophysical surveys on our extensive regional land package. We continue to expect to complete an initial inferred resource estimate before the end of the year and a preliminary economic assessment in the first half of 2022.

Peru Regional Exploration

We continue to progress discussions with the community of Uchucarcco on the Maria Reyna and Caballito properties, both of which are located within ten kilometres of Constancia.

At the end of June, we commenced drilling at the Llaguen copper porphyry target located in northern Peru, near the city of Trujillo and in close proximity to existing infrastructure. The initial confirmatory phase of the drill program consists of 5,000 metres with two drill rigs presently turning at site. Pending positive results from this initial drilling phase, a second phase aimed at defining an initial mineral resource for Llaguen is expected to follow either later this year or in the second quarter of 2022 after the rainy season.

A scouting eight-hole drill program was completed at the Quehuincha North target near Constancia. Copper sulphides and oxides were intercepted but at tenors too low to be of economic merit.

Snow Lake Regional Exploration

Our regional exploration efforts in the Snow Lake area continue, following on our success from the 2021 winter drill program in the Chisel Basin where the copper-gold rich feeder of the 1901 deposit was discovered and high grade zinc and gold mineralization was confirmed through infill and extension drilling. Our summer program includes surface mapping and ground geophysics to identify both base metal and gold targets as well as a follow-up limited drill program on a new target identified immediately north of the Lalor mine from a borehole survey completed in February 2021. The results from our 2021 drill program in Snow Lake are expected to be incorporated into the annual mineral reserve and resource estimates to be published at the end of March 2022.

18th Annual Sustainability Report

In May 2021, Hudbay released its integrated annual and sustainability report ("Annual Sustainability Report"). The Annual Sustainability Report provides transparency and progress on key accomplishments and initiatives in 2020. We believe that continuously improving how we manage the social, environmental and economic risks, impacts and opportunities associated with our activities is critical for the Company's long-term success.

- Our 2020 Annual Sustainability Report disclosures were mapped to the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB) Metals & Mining industry standard and the Task Force on Climate-related Financial Disclosures (TCFD). We also provide disclosure through the CDP Climate, Water and Forests questionnaires.

- To inform our sustainability programs and improve our performance, we apply and voluntarily support several international best practice standards, including ISO 14001, ISO 45001, ISO 9001, Towards Sustainable Mining, the Voluntary Principles on Security and Human Rights and International Finance Corporation (IFC) Performance Standards.

- As a member of the Mining Association of Canada, Hudbay implements the Towards Sustainable Mining (TSM) Protocols at all of our operations, with the goal to maintain a score of "A" or higher for all protocols. The implementation of the TSM Tailings protocol and our commitment to ensuring that our Tailings Storage Facilities are constructed following the Canadian Dam Safety Guidelines represents substantial alignment to the new Global Tailings Standard released in 2020.

- Over 50% of our total energy consumption in 2020 was from renewable sources. All electricity at our operations is supplied by third parties via regional grids. Nearly all of the electricity produced in Manitoba is through renewable hydropower and, in Peru, over 50% is from renewable sources.

- Constancia continued its leading safety track record among Peruvian copper mines and was the first mine in Peru to obtain the SafeGuard certification, recognizing full compliance with all COVID-19 safety protocols.

- Manitoba achieved its annual safety targets and continuous operations in an environment of enhanced COVID-19 safety protocols and controls, while working closely with the local health authorities.

- We recognize the opportunity that the mining industry has to positively contribute to the 17 UN Sustainable Development Goals (SDGs) that are a part of the UN's 2030 Agenda for Sustainable Development.

Collective Bargaining Agreements

In June 2021, Hudbay signed a new collective bargaining agreement with the union at our Peru operations for three years, effective November 10, 2020. The Company also reached new three-and-a-half year collective bargaining agreements with four of our six unions in Manitoba, effective July 1, 2021. The Company continues to advance the collective bargaining process with the remaining two unions in Manitoba.

Dividend Declared

A semi-annual dividend of C$0.01 per share was declared on August 9, 2021. The dividend will be paid out on September 24, 2021 to shareholders of record as of September 3, 2021.

PERU OPERATIONS REVIEW

		Three months ended		Six months ended		Guidance
		Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020	Annual
						2021
Constancia ore mined [1]	tonnes	8,016,373	2,775,286	15,763,839	9,760,498
Copper	%	0.30	0.34	0.30	0.34
Gold	g/tonne	0.04	0.04	0.04	0.03
Silver	g/tonne	3.02	2.90	2.96	3.04
Molybdenum	%	0.01	0.02	0.01	0.02

Pampacancha ore mined [1]	tonnes	982,992	-	982,992	-
Copper	%	0.26	-	0.26	-
Gold	g/tonne	0.27	-	0.27	-
Silver	g/tonne	4.43	-	4.43	-
Molybdenum	%	0.01	-	0.01	-

Ore milled	tonnes	7,413,043	4,355,482	13,775,795	11,074,949
Copper	%	0.31	0.34	0.32	0.34
Gold	g/tonne	0.07	0.04	0.06	0.03
Silver	g/tonne	2.88	3.04	2.86	3.09
Molybdenum	%	0.01	0.01	0.01	0.01

Copper concentrate	tonnes	82,696	51,331	160,656	135,346
Concentrate grade	% Cu	23.05	22.41	22.96	22.75

Copper recovery	%	83.3	76.6	83.7	81.3
Gold recovery	%	62.2	43.4	58.6	47.0
Silver recovery	%	68.2	59.6	69.0	64.9
Molybdenum recovery	%	33.3	19.9	33.3	29.2

Combined unit operating costs2.3,4	$/tonne	11.25	7.77	11.81	8.70	8.90 - 10.90
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.
[2] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

[3] Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

[4] Includes approximately $6.3 million, or $0.85 per tonne, of COVID-related costs during the three months ended June 30, 2021 and $10.9 million, or $0.79 per tonne during the six months ended June 30, 2021.

Despite recent notable improvements in COVID-19-related statistics in Peru, the Constancia team continues to adhere to strict COVID-19 measures and controls while continuing to effectively and efficiently operate in order to ensure the safety of our workforce, partners and the communities in which we operate. This has allowed Constancia to maintain strong operations, although it has resulted in increased unit operating costs.

Operational performance at Constancia during the first half of 2021 improved significantly compared to the first half of 2020 as activity during the comparative period was impacted by an eight-week suspension of operations through to mid-May 2020 due to a government declared state of emergency at the onset of the COVID-19 pandemic.

Total ore mined during the second quarter of 2021 increased 224% from the comparative 2020 period and 16% from the first quarter of 2021 as a result of strong operational efficiencies and a smooth ramp up at Pampacancha. Following the finalization of the remaining land user agreement, Pampacancha achieved first production in April, consistent with our recently published mine plan. Due to its short ramp-up period, Pampacancha also achieved commercial production in April 2021.

Ore milled during the second quarter of 2021 was 70% higher than the same period in 2020 due to the temporary suspension of operations in the comparative period offset slightly by increased ore hardness in the most recent quarter. Compared to the same period in 2020, milled gold grades in the second quarter increased by 75% due to significantly higher gold head grades from Pampacancha, while silver and copper grades declined by 5% and 9%, respectively.

Recoveries of all metals increased significantly in the second quarter of 2021, compared with the same period in 2020, as prior period recoveries were negatively impacted by a six-week period of processing stockpiled ore containing higher levels of contaminants following the restart of operations. During the second quarter of 2021, Constancia achieved record gold recoveries due to significantly higher head grades from Pampacancha and lower levels of contaminants in the current mining phases of the pits.

Year-to-date ore milled was 24% higher than the same period in 2020 due to the same factors as the quarterly variances, partially offset by a scheduled semi-annual maintenance shutdown in January 2021 that did not occur in the comparative period. Recoveries of all metals in the first half of 2021 were higher than the same period in 2020 due to the same factor as described above for the quarter-over-quarter variance.

Combined mine, mill and G&A unit operating costs in the second quarter of 2021 were 45% higher than the same period in 2020 primarily due to higher costs associated with enhanced COVID-19 protocols, and the impacts of the temporary suspension of operations in the comparative period which resulted in higher mining costs in the current quarter, partially offset by a higher volume of ore milled. COVID-related costs in Peru of $6.3 million in the second quarter were higher than budgeted and are expected to continue at a similar run rate for the remainder of the year. Unit operating costs in the second quarter were $10.40 per tonne excluding these COVID-related costs. We expect Peru unit operating costs to be in line with the 2021 guidance range after adjusting for unbudgeted COVID-related costs.

Contained metal in concentrate produced		Three months ended		Six months ended		Guidance
		Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020	Annual
						2021
Copper	tonnes	19,058	11,504	36,885	30,793	72,000 - 88,000
Gold	oz	10,220	2,311	14,858	5,373	40,000 - 50,000
Silver	oz	468,057	253,687	873,771	714,989	1,800,000 - 2,170,000
Molybdenum	tonnes	295	124	589	478	1,400 - 1,700

Production of all metals, and especially gold, was higher in the second quarter of 2021 and year-to-date compared to the same periods in 2020 due to higher metal recoveries and a temporary suspension of operations in 2020, as noted above, partially offset by lower copper and silver grades.

Other than molybdenum, which we expect will fall slightly below the 2021 guidance range but in line with the recently published mine plan, we expect the production of all remaining metals in Peru to be in line with the 2021 full year guidance.

*Reflects Constancia temporary suspension of operations in April and May of 2020.

Peru Cash Cost and Sustaining Cash Cost

		Three months ended		Six months ended
		Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020
Cash cost per pound of copper produced, net of by-product credits[1]	$/lb	1.85	1.31	1.84	1.38
Sustaining cash cost per pound of copper produced, net of by-product credits[1]	$/lb	2.69	1.84	2.53	1.88

[1] Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on these non-IFRS financial performance measures, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Cash cost per pound of copper produced, net of by-product credits, for the three and six months ended June 30, 2021 were $1.85 and $1.84, respectively. The cash costs increased 41% and 33%, respectively, compared to the same periods in 2020. The overall increase is primarily due to higher mining costs, as noted above, higher general and administrative costs from enhanced COVID-19 protocols, and higher milling costs, partially offset by higher copper production.

Sustaining cash cost per pound of copper produced, net of by-product credits for the three and six months ended June 30, 2021 increased by 46% and 35%, respectively, compared to the same periods of 2020, mainly due to the same factors noted above affecting cash costs and higher sustaining capital expenditures as the comparative period was impacted by a temporary suspension of operations.

Metal Sold

		Three months ended		Six months ended
		Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020
Payable metal in concentrate
Copper	tonnes	19,946	9,023	34,782	28,270
Gold	oz	5,638	1,317	8,601	3,936
Silver	oz	315,064	242,519	652,676	604,110
Molybdenum	tonnes	265	120	549	551

Quantities of payable metal sold for the three and six months ended June 30, 2021 were higher than the same period in 2020 primarily for the same reasons that affected contained metal production. Second quarter Peru sales benefited from the delayed shipment of a parcel of concentrate in the first quarter of 2021 that was subsequently recognized as revenue in the current quarter.

MANITOBA OPERATIONS REVIEW

Mines

		Three months ended		Six months ended
		Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020
Lalor
Ore	tonnes	356,951	407,408	778,553	828,926
Copper	%	0.64	0.77	0.60	0.73
Zinc	%	3.81	6.05	4.56	5.73
Gold	g/tonne	3.19	2.64	2.91	2.46
Silver	g/tonne	22.98	28.40	22.86	27.27
777
Ore	tonnes	255,170	281,890	530,430	561,815
Copper	%	0.82	1.72	1.46	1.45
Zinc	%	3.57	4.13	3.79	4.12
Gold	g/tonne	1.97	1.91	2.18	1.87
Silver	g/tonne	23.35	25.73	26.45	24.80
Total Mines
Ore	tonnes	612,121	689,298	1,308,983	1,390,741
Copper	%	0.72	1.16	0.95	1.02
Zinc	%	3.71	5.26	4.25	5.08
Gold	g/tonne	2.68	2.34	2.62	2.22
Silver	g/tonne	23.14	27.31	24.31	26.27

Unit Operating Costs[1,2]		Three months ended		Six months ended
		Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020
Mines
Lalor	C$/tonne	123.44	96.66	115.92	94.88
777	C$/tonne	90.61	80.55	86.45	77.39
Total Mines	C$/tonne	109.75	90.07	103.98	87.82
[1] Reflects costs per tonne of ore mined.

[2] Unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Overall production at the Manitoba business unit in the second quarter was negatively impacted by COVID-19 related absences and interruptions at our Snow Lake and Flin Flon operations, a scheduled maintenance shutdown at Lalor and a temporary suspension of Lalor operations from June 19 to June 24 following a tragic fatal incident. The incident occurred during underground mining operations on the evening of June 19, 2021, when a worker employed by a service provider was fatally injured from a fall while working at height. Operations were suspended to allow for a thorough investigation by external authorities and a joint investigation by Hudbay and the service provider. Hudbay is committed to preventing similar occurrences and applying the learnings from this incident across our operations.

Ore mined at our Manitoba operations during the second quarter of 2021 was 11% lower than the same period in 2020 due to the factors outlined above. Gold grades mined during the three months ended June 30, 2021 were 15% higher, respectively, compared to the same period in 2020, consistent with the life of mine production schedules at Lalor and 777. Copper, silver and zinc grades mined during the three months ended June 30, 2021 were 38%, 15% and 30% lower than the same period in 2020 in part due to remnant mining at 777, which introduces higher quarter-over-quarter grade variation as 777 nears the end of its mine life, and the mining sequence at Lalor.

Development and underground construction activities continue in the lower part of the Lalor mine to support the start-up and ongoing operation of the New Britannia mill. At the end of the second quarter, approximately 47,000 tonnes of gold ore had been stockpiled as initial feed for the New Britannia mill, an increase of 21,000 tonnes from the end of the first quarter of 2021. The incremental mining activity associated with growing the gold ore stockpile has contributed to elevated combined mine, mill and G&A unit operating costs during the first half of 2021.

The 777 mine is now within one year of closure and the focus continues to be on mining out the remaining reserves by executing the mine production sequence and completing the necessary ground rehabilitation in order to access old workings and remnant stopes.

Total unit operating costs for the mines during the second quarter of 2021 increased by 22% compared to the same period in 2020 mainly due to lower capitalized development at both Lalor and 777 and lower production in the quarter, as previously noted. Year-to-date total unit operating costs in Manitoba were 18% higher as compared to the same period in 2020 due to the same factors as the second quarter variances.

Processing Facilities

		Three months ended		Six months ended
		Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020
Stall Concentrator
Ore	tonnes	317,484	334,601	678,828	704,388
Copper	%	0.68	0.76	0.64	0.73
Zinc	%	4.06	6.16	4.84	5.75
Gold	g/tonne	3.19	2.70	2.86	2.48
Silver	g/tonne	22.02	28.72	22.76	27.44
Copper concentrate	tonnes	11,028	11,312	21,375	22,950
Concentrate grade	% Cu	17.40	19.51	17.74	19.41
Zinc concentrate	tonnes	22,575	37,267	58,269	73,397
Concentrate grade	% Zn	50.29	51.13	50.71	50.72
Copper recovery	%	88.8	86.6	87.3	86.5
Zinc recovery	%	88.1	92.4	89.9	91.9
Gold recovery	%	55.5	62.3	56.5	61.6
Silver recovery	%	55.1	62.1	55.7	61.6
Contained metal in concentrate produced
Copper	tonnes	1,919	2,208	3,791	4,455
Zinc	tonnes	11,352	19,057	29,548	37,225
Gold	oz	18,078	18,096	35,285	34,626
Silver	oz	123,844	191,837	276,750	382,856

Flin Flon Concentrator
Ore	tonnes	329,503	324,906	612,889	657,495
Copper	%	0.89	1.52	1.35	1.31
Zinc	%	3.65	4.41	3.90	4.39
Gold	g/tonne	2.06	1.99	2.19	1.94
Silver	g/tonne	23.65	25.56	25.67	24.93
Copper concentrate	tonnes	11,504	19,120	33,816	32,642
Concentrate grade	% Cu	21.70	22.56	21.74	22.70
Zinc concentrate	tonnes	20,096	24,192	39,209	48,564
Concentrate grade	% Zn	50.69	50.28	50.83	50.43
Copper recovery	%	84.8	87.3	89.0	85.9
Zinc recovery	%	84.8	84.9	83.3	84.9
Gold recovery	%	52.9	58.6	58.4	56.1
Silver recovery	%	37.5	50.7	45.9	47.6
Contained metal in concentrate produced
Copper	tonnes	2,497	4,314	7,351	7,412
Zinc	tonnes	10,186	12,165	19,930	24,492
Gold	oz	11,550	12,207	25,205	22,970
Silver	oz	94,015	135,293	232,068	250,664

Unit Operating Costs[1]		Three months ended		Six months ended		Guidance
		Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020	Annual
						2021
Concentrators
Stall	C$/tonne	24.80	24.20	23.90	23.24
Flin Flon	C$/tonne	26.95	23.97	27.01	22.85
Combined mine/mill unit operating costs [2,3]
Manitoba	C$/tonne	148	135	150	131	145 - 155
[1] Reflects costs per tonne of milled ore.
[2] Reflects combined mine, mill and G&A costs per tonne of milled ore.

[3] Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

The Stall concentrator processed all available ore during the second quarter of 2021, which was 5% lower than the same period in 2020. Stall recoveries during the second quarter of 2021 were higher for copper and lower for zinc and precious metals versus the comparative period in 2020 but were consistent with the metallurgical model.

Ore processed at the Flin Flon concentrator during the second quarter of 2021 remained relatively consistent compared to the same period in 2020. Recoveries of copper, gold and silver at the Flin Flon concentrator during the second quarter of 2021 were lower by 3%, 10% and 26%, respectively, compared to the same period in 2020 mostly due to lower head grades from the 777 mine, but were consistent with the metallurgical model. Unit operating costs at the Flin Flon concentrator increased by 12% during the second quarter compared to the same period in 2020 primarily due to higher tailings operating costs as we approach mine closure and plan for the transition of the facility to care and maintenance in 2022.

Year-to-date ore processed at Stall and Flin Flon decreased by 4% and 7%, respectively, due to reduced mine production compared to 2020 and the stockpiling of approximately 47,000 tonnes of Lalor gold ore as initial feed for New Britannia mill.

Combined mine, mill and G&A unit operating costs in the second quarter of 2021 increased by 10% compared to the same period in 2020, due to lower mill throughput as well as higher overall operating costs for the reasons described above. Year-to-date combined mine, mill and G&A unit operating costs were 15% higher than the prior year due to the same factors as the second quarter variances.

Manitoba contained metal in concentrate produced[1]		Three months ended		Six months ended		Guidance
		Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020	Annual
						2021
Copper	tonnes	4,416	6,522	11,142	11,867	20,000 - 24,000
Gold	oz	29,628	30,303	60,490	57,596	150,000 - 165,000
Silver	oz	217,859	327,130	508,818	633,520	1,200,000 - 1,400,000
Zinc	tonnes	21,538	31,222	49,478	61,717	96,000 - 107,000
[1] Metal reported in concentrate is prior to deductions associated with smelter terms.

Copper, zinc and silver production declined by 32%, 31% and 33%, respectively, in the second quarter of 2021 compared to the same quarter in 2020 primarily due to lower grades and lower overall throughput as a result of production interruptions and ore stockpiling for the New Britannia mill. Despite encountering higher gold head grades, gold production was 2% lower in the second quarter of 2021 compared to the same period in 2020 due to the impact of lower overall throughput, lower gold recoveries and the stockpiling of gold ore for the New Britannia mill.

Year-to-date production of copper, silver, and zinc declined by 6%, 20% and 20%, respectively, compared to the same period in 2020 primarily due to the same factors as the second quarter variances versus prior year. Gold production increased by 5% during the same time frame versus the comparative period mainly due to higher gold grades offset by lower throughput.

Full year production of all metals and unit operating costs in Manitoba are on track to achieve the guidance ranges for 2021.

Zinc Plant

Zinc Production		Three months ended		Six months ended		Guidance
		Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020	Annual
						2021
Zinc Concentrate Treated
Domestic	tonnes	47,376	63,350	101,865	124,701
Refined Metal Produced
Domestic	tonnes	22,419	27,535	48,927	56,001	96,000 - 103,000

Unit Operating Costs		Three months ended		Six months ended		Guidance
		Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020	Annual
						2021
Zinc Plant [1,2]	C$/lb	0.54	0.45	0.52	0.47	0.50 - 0.55
[1] Zinc unit operating costs include G&A costs.

[2] Zinc unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Production of refined cast zinc in the second quarter of 2021 was 19% lower than the same period in 2020 due to lower zinc grades and lower zinc recoveries resulting in lower zinc concentrate availability from the mills. Operating costs per pound of zinc metal produced was higher by 20% over the same period primarily due to lower production. Year-to-date refined zinc metal production decreased by 13% compared to the first half of 2020 due to the same factors as the second quarter variance.

Full year production of cast zinc and zinc plant unit operating cost are expected to be within guidance ranges for the full year 2021.

Manitoba Cash Cost and Sustaining Cash Cost

		Three months ended		Six months ended
		Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020
Cost per pound of copper produced
Cash cost per pound of copper produced, net of by-product credits [1]	$/lb	(3.51)	(1.51)	(2.01)	(1.11)
Sustaining cash cost per pound of copper produced, net of by-product credits [1]	$/lb	0.36	1.16	1.12	1.78

Cost per pound of zinc produced
Cash cost per pound of zinc produced, net of by-product credits [1]	$/lb	(0.23)	(0.06)	0.00	0.19
Sustaining cash cost per pound of zinc produced, net of by-product credits [1]	$/lb	0.56	0.50	0.71	0.75

[1] Cash cost and sustaining cash cost per pound of copper & zinc produced, net of by-product credits, are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Cash cost per pound of copper produced, net of by-product credits, in the second quarter of 2021 was negative $3.51. These costs were lower compared to the same period in 2020, as a result of higher by-product revenues and lower copper production more than offsetting higher mining costs. Cash cost per pound of copper produced, net of by-product credits, for the first six months of 2021 were lower compared to the same period in 2020, primarily due to the same reasons.

Sustaining cash cost per pound of copper produced, net of by-product credits, in the second quarter of 2021 was $0.36. These costs were lower compared to the same period in 2020, primarily due to the reasons listed above and lower comparative sustaining capital expenditures. Sustaining cash cost per pound of copper produced, net of by-product credits, for the first six months of 2021 were lower compared to the same period in 2020.

Cash cost and sustaining cash cost per pound of zinc produced, net of by-product credits, in the second quarter of 2021 and year-to-date were lower than the same periods in the prior year as a result of significantly higher by-product credits and lower sustaining capital expenditures, partially offset by higher mining costs.

Metal Sold

		Three months ended		Six months ended
		Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020
Payable metal in concentrate
Copper	tonnes	5,230	6,928	11,323	11,753
Gold	oz	32,567	29,273	54,987	53,229
Silver	oz	262,443	299,266	434,591	513,597
Refined zinc	tonnes	25,361	27,604	53,704	54,396

Quantities of payable copper and silver and refined zinc sold for the three and six months ended June 30, 2021 were lower than each of the comparable periods in 2020 due to the same reasons that affected contained metal production. Due to a lack of railcar availability in the first quarter of 2021, second quarter Manitoba sales benefited from the buildup of copper concentrate inventory that was subsequently recognized as revenue in the current quarter.

FINANCIAL REVIEW

Financial Results

In the second quarter of 2021, we recorded a net loss of $3.4 million compared to a net loss of $51.9 million for the same period in 2020, representing an increase in profit of $48.5 million. Year-to-date in 2021, we recorded a net loss of $63.5 million compared to a net loss of $128.0 million for the same period in 2020, representing an increase in profit of $64.5 million.

The following table provides further details on these variances:

(in $ millions)	Three months ended June 30, 2021	Six months ended June 30, 2021

Increase (decrease) in components of profit or loss:
Revenues	195.3	263.9
Cost of sales
Mine operating costs	(82.0)	(79.8)
Depreciation and amortization	(18.5)	(14.7)
Selling and administrative expenses	0.6	(4.2)
Exploration and evaluation expenses	(10.4)	(11.7)
Other expenses	0.3	9.0
Net finance expense	4.1	(61.3)
Tax	(40.9)	(36.7)
Increase in profit for the period	48.5	64.5

Revenue

Revenue for the second quarter of 2021 was $404.2 million, $195.3 million higher than the same period in 2020, mainly due to higher realized metal prices as well as higher sales volumes of copper and precious metals. Offsetting this increase were lower sales volumes of zinc, due to lower Manitoba throughput, grades and recoveries. The significantly increased sales volumes of copper and, to a lesser extent, precious metals is largely the result of comparatively lower production in the prior year period due to the temporary suspension of Constancia operations following a government declared state of emergency.

Revenue for the first half of 2021 was $717.9 million, $263.9 million higher than the same period in 2020, mainly due to higher realized metal prices as well as higher sales volumes of copper and gold and a more favourable relative variable consideration adjustment on our stream revenue. Offsetting this increase were lower sales volumes of zinc and silver due to lower Manitoba throughput and recoveries.

(in $ millions)	Three months ended June 30, 2021	Six months ended June 30, 2021

Metals prices[1]
Higher copper prices	101.4	156.1
Higher zinc prices	24.1	40.9
Higher gold prices	1.3	2.5
Higher silver prices	1.3	4.2
Sales volumes
Higher copper sales volumes	52.3	34.1
Lower zinc sales volumes	(4.7)	(1.5)
Higher gold sales volumes	13.5	11.3
Higher (lower) silver sales volumes	0.9	(0.7)
Other
Change in derivative mark-to-market on zinc	(1.8)	0.3
Molybdenum and other volume and pricing differences	10.7	12.3
Variable consideration adjustments	-	4.4
Effect of lower treatment and refining charges	(3.7)	-
Increase in revenue in 2021 compared to 2020	195.3	263.9
[1] See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended		Six months ended
(in $ millions)	Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020
Copper	250.2	88.2	423.9	227.4
Zinc	77.4	59.0	159.5	122.6
Gold	57.9	44.0	100.1	86.8
Silver	7.2	5.0	13.6	11.0
Molybdenum	7.1	2.3	14.2	11.5
Other metals	2.6	1.0	4.2	1.8
Revenue from contracts	402.4	199.5	715.5	461.1
Amortization of deferred revenue - gold	9.2	6.3	14.1	10.5
Amortization of deferred revenue - silver	7.9	7.6	16.6	16.0
Amortization of deferred revenue - variable consideration adjustments - prior periods	-	-	1.6	(2.8)
Pricing and volume adjustments[1]	(0.1)	7.0	(2.7)	(3.6)
Treatment and refining charges	(15.2)	(11.5)	(27.2)	(27.2)
Revenue	404.2	208.9	717.9	454.0

[1] Pricing and volume adjustments represents mark-to-market adjustments on provisionally prices sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

For further detail on variable consideration adjustments, refer to note 15 of our consolidated interim financial statements.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, gold and silver we may enter into non-hedge derivatives ("QP hedges") which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The QP hedges are not removed from the calculation of realized prices. We expect that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts.

Our realized prices for the second quarter of 2021 and 2020, respectively, are summarized below:

			Realized prices[1] for the		LME YTD 2021[2]	Realized prices[1] for the
			Three months ended			Six months ended
		LME QTD 2021[2]	Jun. 30, 2021	Jun. 30, 2020		Jun. 30, 2021	Jun. 30, 2020
Prices
Copper	$/lb	4.40	4.40	2.57	4.13	4.08	2.54
Zinc[3]	$/lb	1.32	1.39	0.96	1.28	1.35	1.01
Gold[4]	$/oz		1,803	1,771		1,793	1,752
Silver[4]	$/oz		26.74	24.19		28.12	24.21

[1] Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.

[2] London Metal Exchange average for copper and zinc prices.

[3] All sales for the three and six months ended June 30, 2021 and 2020 were cast zinc metal. Zinc realized prices include premiums paid by customers for delivery of refined zinc metal, but exclude unrealized gains and losses related to non-hedge derivative contracts that are included in zinc revenues.

[4] Sales of gold and silver from our 777 and Constancia mines are subject to our precious metals stream agreement with Wheaton Precious Metals, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 26.

The following tables provide a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated interim financial statements.

Three months ended June 30, 2021
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue per financial statements	250.2	77.4	57.9	7.2	7.1	2.6	402.4
Amortization of deferred revenue	-	-	9.2	7.9	-	-	17.1
Pricing and volume adjustments[2]	(6.2)	0.3	1.8	0.3	3.7	-	(0.1)
By-product credits [3]	244.0	77.7	68.9	15.4	10.8	2.6	419.4
Derivative mark-to-market [4]	-	-	-	-	-	-	-
Revenue, excluding mark-to-market on non-QP hedges	244.0	77.7	68.9	15.4	10.8	2.6	419.4
Payable metal in concentrate sold [5]	25,176	25,361	38,205	577,507	265	-	-
Realized price [6]	9,692	3,063	1,803	26.74	-	-	-
Realized price [7]	4.40	1.39	-	-	-	-	-
Six months ended June 30, 2021
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue per financial statements	423.9	159.5	100.1	13.6	14.2	4.2	715.5
Amortization of deferred revenue	-	-	14.1	16.6	-	-	30.7
Pricing and volume adjustments[2]	(9.5)	0.5	(0.2)	0.3	6.2	-	(2.7)
By-product credits [3]	414.4	160.0	114.0	30.5	20.4	4.2	743.5
Derivative mark-to-market[4]	-	0.1	-	-	-	-	0.1
Revenue, excluding mark-to-market on non-QP hedges	414.4	160.1	114.0	30.5	20.4	4.2	743.6
Payable metal in concentrate sold [5]	46,105	53,704	63,588	1,087,267	549	-	-
Realized price [6]	8,989	2,982	1,793	28.12	-	-	-
Realized price [7]	4.08	1.35	-	-	-	-	-
[1] Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.

[2] Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

[3] By-product credits subtotal is used in the calculated of cash cost per pound of copper and zinc produced, net of by-product credits. Cash cost per pound of copper and zinc produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

[4] Derivative mark-to-market excludes mark-to-market on QP hedges.
[5] Copper, zinc and molybdenum shown in metric tonnes and gold and silver shown in ounces.
[6] Realized price for copper, zinc and molybdenum in $/metric tonne and realized price for gold and silver in $/oz.
[7] Realized price for copper and zinc in $/lb.

Three months ended June 30, 2020
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue per financial statements	88.2	59.0	44.0	5.0	2.3	1.0	199.5
Amortization of deferred revenue	-	-	6.3	7.6	-	-	13.9
Pricing and volume adjustments[2]	2.1	1.1	3.8	0.6	(0.6)	-	7.0
By-product credits [3]	90.3	60.1	54.1	13.2	1.7	1.0	220.4
Derivative mark-to-market [4]	-	(1.8)	-	-	-	-	(1.8)
Revenue, excluding mark-to-market on non-QP hedges	90.3	58.3	54.1	13.2	1.7	1.0	218.6
Payable metal in concentrate sold [5]	15,951	27,604	30,590	541,785	120	-	-
Realized price [6]	5,670	2,111	1,771	24.19	-	-	-
Realized price [7]	2.57	0.96	-	-	-	-	-
Six months ended June 30, 2020
(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue per financial statements	227.4	122.6	86.8	11.0	11.5	1.8	461.1
Amortization of deferred revenue	-	-	10.5	16.0	-	-	26.5
Pricing and volume adjustments[2]	(3.2)	(2.0)	2.9	-	(1.3)	-	(3.6)
By-product credits [3]	224.2	120.6	100.2	27.0	10.2	1.8	484.0
Derivative mark-to-market[4]	-	0.4	-	-	-	-	0.4
Revenue, excluding mark-to-market on non-QP hedges	224.2	121.0	100.2	27.0	10.2	1.8	484.4
Payable metal in concentrate sold [5]	40,023	54,396	57,165	1,117,707	551	-	-
Realized price [6]	5,601	2,225	1,752	24.21	-	-	-
Realized price [7]	2.54	1.01	-	-	-	-	-
[1] Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.

[2] Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

[3] By-product credits subtotal is used in the calculated of cash cost per pound of copper and zinc produced, net of by-product credits. Cash cost per pound of copper and zinc produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

[4] Derivative mark-to-market excludes mark-to-market on QP hedges.
[5] Copper, zinc and molybdenum shown in metric tonnes and gold and silver shown in ounces.
[6] Realized price for copper, zinc and molybdenum in $/metric tonne and realized price for gold and silver in $/oz.
[7] Realized price for copper and zinc in $/lb.

The price, quantity and mix of metals sold, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

		Three months ended		Six months ended
		Jun. 30, 2021		Jun. 30, 2021
		Manitoba	Peru [4]	Manitoba	Peru [4]
Gold	oz	5,694	2,321	8,271	3,997
Silver	oz	109,381	295,116	158,143	641,254
Gold deferred revenue drawdown rate[1,2]	$/oz	1,284	824	1,273	894
Gold cash rate[3]	$/oz	425	408	425	408
Total gold stream realized price	$/oz	1,709	1,232	1,698	1,302
Silver deferred revenue drawdown rate[1,2]	$/oz	24.73	17.54	24.50	19.87
Silver cash rate[3]	$/oz	6.26	6.02	6.26	6.02
Total silver stream realized price	$/oz	30.99	23.56	30.76	25.89

		Three months ended		Six months ended
		Jun. 30, 2020		Jun. 30, 2020
		Manitoba	Peru	Manitoba	Peru
Gold	oz	4,783	1,019	7,222	2,345
Silver	oz	100,042	253,996	141,443	603,618
Gold deferred revenue drawdown rate[1,2]	$/oz	1,114	976	1,131	976
Gold cash rate [3]	$/oz	420	404	420	404
Total gold stream realized price	$/oz	1,534	1,380	1,551	1,380
Silver deferred revenue drawdown rate[1,2]	$/oz	21.16	21.52	21.43	21.52
Silver cash rate [3]	$/oz	6.20	5.96	6.20	5.96
Total silver stream realized price	$/oz	27.36	27.48	27.63	27.48

[1]Subsequent to the variable consideration adjustment recorded on January 1, 2021, the deferred revenue amortization is recorded in Manitoba at C$1,578/oz gold and C$30.38/oz silver (June 30, 2020- C$1,556/oz gold and C$29.58/oz silver) and converted to US dollars at the exchange rate in effect at the time of revenue recognition.

[2] Deferred revenue drawdown rates for gold and silver do not include variable consideration adjustments.

[3] The gold and silver cash rate for Manitoba increased by 1% from $400/oz and $5.90/oz effective August 1, 2015. Subsequently every year, on August 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed. The gold and silver cash rate for Peru increased by 1% from $400/oz and $5.90/oz effective July 1, 2019. Subsequently every year, on July 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed.

[4] Effective May 1, 2021, the drawdown rate for the Peru stream agreement for gold was $762/oz and prior to May 1, 2021 the drawdown rate for Peru gold was $990/oz. Effective May 1, 2021 the drawdown rate for the Peru stream agreement for silver was $15.64/oz and prior to May 1, 2021 the drawdown rate for Peru gold was $21.86/oz.

During the second quarter of 2021, an amendment to the Peru gold stream was signed with Wheaton Precious Metals ("Wheaton"). The amendment eliminates the requirement to deliver 8,020 ounces of gold to Wheaton for not mining four million tonnes of ore from the Pampacancha deposit by June 30, 2021. In consideration for the elimination of this delivery obligation, Hudbay has agreed to increase the fixed gold recoveries that apply to Constancia ore production from 55% to 70% until December 31, 2025, which matches the fixed rate of recovery that applies to Pampacancha production. Based on the nature of the amendment to the streaming agreement it was determined that, under IFRS, this contract modification should be treated as a termination of the existing contract and the creation of a new contract for accounting purposes. The accounting for such a modification is fully prospective.

Given the new accounting treatment, a new interest rate is required to compute the financing component of the contract. This rate has declined significantly compared to the rate in the original contract. As such, Hudbay revised its estimate of the remaining number of gold ounces expected to be delivered and, more significantly, the interest rate for the Peru streaming arrangement and, as a result, adjusted the gold and silver drawdown rates starting May 1, 2021.

Cost of Sales

Our detailed cost of sales is summarized as follows:

(in $ thousands)	Three months ended		Six months ended
	Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020
Peru
Mining	26,133	7,595	47,672	27,537
Milling	40,286	18,703	83,606	52,041
Changes in product inventory	4,465	(1,916)	(6,110)	(2,159)
Depreciation and amortization - DRO assets	1,110	1,003	2,311	1,942
Depreciation and amortization - Other PP&E1	51,600	32,149	90,834	78,452
G&A	16,962	7,542	31,401	16,226
Overhead costs related to suspension of activities (cash)	-	12,358	-	15,810
Inventory adjustments	(723)	(8,155)	(1,446)	2,221
Freight, royalties and other charges	12,133	5,395	21,986	16,661
Total Peru cost of sales	151,966	74,674	270,254	208,731
Manitoba
Mining	54,714	44,820	109,134	89,487
Milling	13,655	11,466	26,317	23,009
Zinc plant	17,908	16,617	37,515	35,559
Changes in product inventory	10,795	5,916	(1,495)	2,620
Depreciation and amortization - DRO assets	1,377	10,658	13,897	19,718
Depreciation and amortization - Other PP&E1	45,218	36,997	74,945	67,134
G&A	14,971	11,277	30,923	25,209
Freight, royalties and other charges	11,456	9,142	21,683	17,198
Total Manitoba cost of sales	170,094	146,893	312,919	279,934
Cost of sales	322,060	221,567	583,173	488,665
[1] Includes depreciation and amortization from property, plant, and equipment, excluding decommissioning and restoration assets.

Total cost of sales for the second quarter of 2021 was $322.1 million, reflecting an increase of $100.5 million from the second quarter of 2020. Peru cost of sales increased by $77.3 million in the second quarter of 2021, compared to the same period of 2020. This increase is mainly related to a temporary suspension of Constancia operations in the comparative period that resulted in less overall mining, milling, general and administrative costs, freight, and units-of-production depreciation, partially offset by a $25.6 million fixed overhead charge (cash: $12.4 million, non-cash: $13.2 million included in depreciation) being recorded in the second quarter of 2020. Manitoba cost of sales increased by $23.2 million in the second quarter of 2021, compared to the same period of 2020, mainly due to the drawdown of finished goods inventory.

Total cost of sales year-to-date in 2021 was $583.2 million, reflecting an increase of $94.5 million from the same period in 2020. In Peru, costs increased in the first half of 2021 by $61.5 million, largely due to the same factors as the second quarter variance as well as higher milling costs related to the scheduled plant maintenance during the first quarter of 2021 and higher general and administrative costs mainly related to comparatively higher COVID-related costs. In Manitoba, cost of sales increased by $33.0 million compared to the first half of 2020 as a result of higher mining costs for the same reasons outlined in the second quarter variance, higher general and administrative costs related to higher employee profit-sharing, COVID-related costs and higher depreciation costs, partially offset by lower relative changes in product inventory caused by a slight buildup of inventory during the first half of 2021.

For details on unit operating costs refer to the respective tables in the "Operations Review" section of this MD&A.

For the second quarter of 2021, other significant variances in expenses from operations, compared to the same period in 2020, include the following:

- Exploration and evaluation expenses increased by $10.4 million compared to the second quarter in 2020, as the Copper World drilling program continued during the second quarter of 2021.

For year-to-date 2021, other significant variances in expenses from operations, compared to the same period in 2020, include the following:

- Selling and administrative expenses increased by $4.2 million compared to the same period in 2020. This increase was mainly due to higher stock-based compensation charges as a result of the relative impact of the revaluation of previously issued share units to higher share prices.

- Other operating expenses decreased by $9.0 million, compared to the same period in 2020 primarily due to a reversal of DRO expenses on non-producing properties in Manitoba as a result of increasing discount rates and a reduction in losses on disposal of property, plant and equipment in the current quarter.

- Exploration and evaluation expenses increased by $11.7 million compared to 2020 for the same reason as noted above.

Net finance expense

(in $ thousands)	Three months ended		Six months ended
	Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020

Finance costs - accrued or payable:
Interest expense on long-term debt	17,305	19,729	38,538	39,364
Withholding taxes	1,944	2,137	3,967	4,030
Tender premium on 7.625% senior unsecured notes	-	-	22,878	-
Other accrued/payable costs (income)[1]	1,417	1,851	3,536	3,248
Total finance costs - accrued or payable	20,666	23,717	68,919	46,642

Finance costs - non-cash:
Accretion on streaming agreements[2]	10,536	15,732	26,064	32,031
Change in fair value of financial assets and liabilities at fair value through profit or loss	8,566	4,656	47,573	10,900
Write off unamortized transaction costs	-	-	2,480	-
Other non-cash costs[3]	3,943	3,664	7,128	1,289
Total finance costs - non-cash	23,045	24,052	83,245	44,220
Net finance expense	43,711	47,769	152,164	90,862
[1] Includes interest income and other finance expense.
[2] Includes variable consideration adjustment (prior periods).
[3] Includes accretion on community agreements, unwinding of discount on provisions, and net foreign exchange losses (gains).

During the quarter ended June 30, 2021, net finance expense decreased by $4.1 million compared to the same period in 2020 due to a $3.1 million decrease in accrued finance costs and a $1.0 million decrease in non-cash finance costs.

These decreases were primarily driven by a $5.2 million reduction of the accretion on streaming agreements arising from a lower interest rate on the amended Peru streaming agreement, a $2.4 million reduction in interest expense on long-term debt as a result of refinancing of our senior notes at lower interest rates during the third quarter of 2020 and first quarter of 2021, a change of $1.7 million related to the revaluation of the gold prepayment liability and a reduction of a $1.2 million loss on the revaluation of an embedded derivative. Offsetting these reductions in net finance expense were higher revaluation losses of $6.8 million on our investments consisting of securities in Canadian metals and mining companies.

During the six months ended June 30, 2021, net finance expense increased by $61.3 million compared to the same period in 2020 due to a $39.0 million increase in non-cash finance costs as well as a $22.3 million increase in accrued finance costs.

These increases were primarily related to the refinancing of our 2025 senior notes in the first quarter of 2021. The early redemption of these notes resulted in a $49.8 million write off of the non-cash embedded derivative related to the exercise of the prepayment option, expensing a call premium of $22.9 million and a write off of unamortized transaction costs of $2.5 million all in the first quarter of 2021 with no corresponding charges in the same period of 2020. In addition, we also incurred an increase of $5.2 million in revaluation losses on our equity investments. Offsetting these increases in net finance expense was a $14.2 million increase in non-cash gains on the revaluation of the gold prepayment liability due to increasing discount rates and higher gold forward prices relative to the same period in 2020.

Tax Expense

For the three and six months ended June 30, 2021, tax expense increased by $40.9 million and $36.7 million respectively, compared to the same period in 2020. The following table provides further details:

	Three months ended		Six months ended
	Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020
(in $ thousands)
Deferred tax expense (recovery) - income tax [1]	6,773	(23,722)	(19,627)	(27,525)
Deferred tax expense (recovery) - mining tax [1]	93	332	11,792	(830)
Total deferred tax expense (recovery)	6,866	(23,390)	(7,835)	(28,355)
Current tax expense - income tax	1,916	687	2,883	351
Current tax expense (recovery) - mining tax	9,432	-	13,676	(17)
Total current tax expense	11,348	687	16,559	334
Tax expense (recovery)	18,214	(22,703)	8,724	(28,021)
[1] Deferred tax expense (recovery) represents our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Recovery

Applying the estimated Canadian statutory income tax rate of 26.3% to our loss before taxes of $54.8 million for the year-to-date period in 2021 would have resulted in a tax recovery of approximately $14.4 million; however, we recorded an income tax recovery of $16.7 million. The significant items causing our effective income tax rate to be different than the 26.3% estimated Canadian statutory income tax rate include:

- Certain deductible temporary differences mostly with respect to Peru, and mostly relating to the decommissioning and restoration liabilities, were recognized as we have determined that it is probable that we will realize the recovery of these deferred tax assets based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Peruvian operations. This has resulted in a deferred tax recovery of $7.1 million.

- Certain deductible temporary differences with respect to Manitoba, and mostly relating to the decommissioning and restoration liabilities, were not recognized as we have determined that it is not probable that we will realize the recovery of these deferred tax assets based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Manitoba operations. Adjusted for the average annual effective tax rate methodology, this resulted in deferred tax expense of $1.5 million.

- Certain foreign exchange gains and other items are not taxable for local income tax purposes and therefore result in a deferred tax expense of $2.8 million.

Mining Tax Expense

Applying the estimated Manitoba mining tax rate of 10.0% to our loss before taxes of $54.8 million for the year-to-date period in 2021 would have resulted in a tax recovery of approximately $5.5 million; however, we recorded a mining tax expense of $25.5 million. Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description of how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

- 10% of total mining taxable profit if mining profit is C$50 million or less;

- 15% of total mining taxable profit if mining profits are between C$55 million and C$100 million; and

- 17% of total mining taxable profit if mining profits exceed C$105 million.

We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0%.

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and the Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at June 30, 2021, at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

Senior Unsecured Notes

Following our recent bond refinancings, we now have $600.0 million aggregate principal amount of 4.5% senior notes due April 2026 and $600.0 million aggregate principal amount of 6.125% senior notes due April 2029.

Senior Secured Revolving Credit Facilities

We have two senior secured revolving credit facilities (the "Credit Facilities") for our Canadian and Peruvian businesses, with combined total availability of $400.0 million and substantially similar terms and conditions. As at June 30, 2021, our liquidity includes $294.3 million in cash and cash equivalents as well as undrawn availability of $295.2 million under our Credit Facilities. As at June 30, 2021, we were in compliance with our covenants under the Credit Facilities and had drawn $104.8 million in letters of credit under the Credit Facilities.

As at June 30, 2021, the Arizona business unit had $8.6 million in surety bonds issued to support future reclamation and closure obligations. The Peru business unit also had $88.1 million in letters of credit issued with various Peruvian financial institutions. No cash collateral is required to be posted under these letters of credit or surety bonds.

Financial Condition

Financial Condition as at June 30, 2021 compared to December 31, 2020

Cash and cash equivalents decreased by $144.8 million during the first six months of the year to $294.3 million as at June 30, 2021. This decrease was mainly the result of $183.5 million of capital investments primarily at our Peru and Manitoba operations, interest payments of $50.8 million, other financing and leasing payments of $38.7 million and $18.7 million, respectively, as well as paid dividends of $2.1 million. Offsetting these cash outflows was cash flow from operating activities of $148.2 million. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital decreased by $87.1 million to $219.8 million from December 31, 2020 to June 30, 2021, primarily due to the cash and cash equivalent decrease of $144.8 million and an increase of $29.1 million in other financial liabilities due to a partial reclassification of the gold prepayment liability to current. Offsetting these items was an increase to trade and other receivables of $23.7 million, mainly related to timing of sales receivables, an increase in other financial assets of $15.4 million related to the valuation of our copper and zinc derivatives, a decrease in trade and other payables of $22.7 million arising mainly from timing of interest payments on our senior notes and a decrease of $20.6 million in our current portion of deferred revenue related to our stream agreements.

Cash Flows

The following table summarizes our cash flows for the three and six months ended June 30, 2021 and June 30, 2020:

(in $ thousands)	Three months ended		Six months ended
	Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020
Operating cash flow before changes in non-cash working capital	132,786	29,457	223,439	71,409
Change in non-cash working capital	(36,408)	1,911	(75,267)	(30,954)
Cash generated from operating activities	96,378	31,368	148,172	40,455
Cash used in investing activities	(99,249)	(47,409)	(181,761)	(97,356)
Cash (used in) generated by financing activities	(12,826)	102,372	(109,617)	50,440
Effect of movement in exchange rates on cash and cash equivalents	(580)	(1,192)	(1,642)	1,451
(Decrease) increase in cash and cash equivalents	(16,277)	85,139	(144,848)	(5,010)

Cash Flow from Operating Activities

Cash generated from operating activities was $96.4 million during the second quarter of 2021, an increase of $65.0 million compared with the same period in 2020. Operating cash flow before change in non-cash working capital was $132.8 million during the second quarter of 2021, reflecting an increase of $103.3 million compared to the second quarter of 2020. The increase in operating cash flow is primarily the result of higher realized metal prices, and higher copper and gold sales volumes. This was partially offset by lower sales volumes of zinc compared to the second quarter of 2020.

Year-to-date cash generated from operating activities was $148.2 million, representing an increase of $107.7 million compared to the same period in 2020. Operating cash flow before change in non-cash working capital was $223.4 million during the first half of 2021, compared to $71.4 million in the same period in 2020. The year-to-date increase in operating cash flow is due to the same factors described above for the quarter-over-quarter variance.

Cash Flow from Investing and Financing Activities

During the second quarter of 2021, we used $112.1 million in investing and financing activities, primarily driven by $100.6 million of capital expenditures, capitalized lease payments of $9.0 million, and other financing payments of $4.1 million.

Year-to-date, we spent $291.4 million in investing and financing activities, driven by $183.5 million of capital expenditures, interest payments of $50.8 million, other financing payments of $38.7 million, capitalized lease payments of $18.7 million and dividends paid of $2.1 million.

Capital Expenditures

The following summarizes accrued and cash additions to capital assets for the periods indicated:

	Three months ended		Six months ended		Guidance
	Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020	Annual
(in $ millions)					2021
Manitoba sustaining capital expenditures	33.8	27.2	54.7	51.0	90.0
Peru sustaining capital expenditures [1]	32.2	6.6	45.0	19.2	135.0
Total sustaining capital expenditures	66.0	33.8	99.7	70.2	225.0
Arizona capitalized costs	3.3	4.6	6.5	7.7	20.0
Peru growth capitalized expenditures [2]	1.3	-	21.2	70.2	25.0
Manitoba growth capitalized expenditures [4]	34.2	11.0	76.1	14.7	105.0
Other capitalized costs [3]	23.7	17.0	(39.5)	60.2
Capitalized exploration	1.1	0.9	2.1	2.3	15.0
Total other capitalized costs	63.6	33.5	66.4	155.1
Total capital additions	129.6	67.3	166.1	225.3

Reconciliation to cash capital additions:
Decommissioning and restoration obligation	(11.0)	(16.7)	53.5	(58.4)
Right-of-use asset additions	(21.4)	(4.8)	(22.7)	(7.1)
Change in community agreement accruals	14.4	6.5	1.3	(62.3)
Change in capital accruals and other	(11.0)	(4.5)	(14.7)	1.3
Total cash capital additions	100.6	47.8	183.5	98.8
[1] Peru sustaining capital expenditures includes capitalized stripping costs.
[2] Hudbay's revised growth capital guidance for Peru of $25.0 million includes the cost of individual land user agreements.
[3] Other capitalized costs include decommissioning and restoration adjustments.
[4] Hudbay's revised growth capital guidance for Manitoba of $105.0 was revised in August 2021.

Sustaining capital expenditures in Manitoba for the three months ended June 30, 2021 were $33.8 million representing an increase of $6.6 million compared to the same period in 2020 due to increased tailings management costs at our Anderson tailings facility.

Sustaining capital expenditures in Peru for the three and six months ended June 30, 2021 were $32.2 million and $45.0 million, respectively, representing increases of $25.6 million and $25.8 million compared to the same period in 2020. The increases were mainly due to the curtailed spending in the comparative 2020 periods arising from an eight-week suspension of Constancia operations. During the second quarter of 2021, expenditures incurred mainly related to higher capitalized stripping, as we commenced mining operations at Pampacancha, as well as mine maintenance and tailings management construction costs.

Manitoba's year-to-date growth capital of $76.1 million comprises spending for the New Britannia refurbishment project including the construction of the new copper flotation building and the connecting concentrate/tailings pipeline. The project was approximately 95% complete at the end of July following commissioning of the gold circuit and remains on track for first gold production in August. As noted in the first quarter, Hudbay has observed COVID-related cost pressures on the project capital estimate at New Britannia and there have been areas of cost escalation with industry cost inflationary pressures as the project nears completion. As a result, approximately $20 million in additional growth capital is expected to be spent this year at New Britannia. We also expect an additional $10 million to be spent in 2021 on the advancement of the Stall mill recovery improvement program, early works for the Lalor mine expansion to 5,300 tonnes per day and the impact of foreign exchange movements. As such, Manitoba's growth capital guidance in 2021 has increased to $105 million from $75 million.

Peru's year-to-date growth capital of $21.2 million, incurred mainly in the first quarter, includes costs associated with the remaining land user agreements as well as civil works related to the development of Pampacancha before reaching commercial production in April. Subsequent capital spending in the second quarter is related to the Pampachancha land access agreements.

We expect consolidated sustaining capital expenditures in 2021 to be in line with our full year guidance.

Other capitalized costs for the three and six months ended June 30, 2021 were $23.7 million and negative $39.5 million, respectively. These relate primarily to the remeasurement of previously recognized decommissioning and restoration liabilities at our Peru and Manitoba operations as a result of changing discount rates. During the second quarter, we also entered into new leasing agreements for non-operating locations of $11.9 million.

Capital Commitments

As at June 30, 2021, we had outstanding capital commitments in Canada of approximately $50.5 million of which $50.4 million can be terminated, approximately $41.7 million in Peru primarily related to exploration option agreements, all of which can be terminated, and approximately $179.2 million in Arizona, primarily related to our Rosemont project, of which approximately $88.9 million can be terminated.

Contractual Obligations

The following table summarizes our significant contractual obligations as at June 30, 2021:

		Less than 12 months	13 - 36 months	37 - 60 months	More than 60 months
Payment Schedule (in $ millions)	Total
Long-term debt obligations[1]	1,634.8	69.3	127.7	727.5	710.3
Gold prepayment obligation[2]	132.6	34.2	98.4	-	-
Lease obligations	158.8	111.8	24.5	7.0	15.5
Purchase obligation - capital commitments	271.1	66.9	31.7	22.7	149.8
Purchase obligation - other commitments[3]	904.7	414.6	297.5	138.6	54.0
Pension and other employee future benefits obligations[2]	170.9	16.8	24.6	63.4	66.1
Community agreement obligations[4]	54.2	10.4	8.6	5.2	30.0
Decommissioning and restoration obligations[5]	267.7	20.9	17.0	8.4	221.4
Total	3,594.8	744.9	630.0	972.8	1,247.1
[1] Long-term debt obligations include scheduled interest payments, as well as principal repayments.
[2] Discounted.

[3] Primarily made up of long-term agreements with operational suppliers, obligations for power purchase, Pampacancha delivery obligation, concentrate handling, fleet and port services, as well as deferred consideration arising from the acquisition of Rosemont's minority interest.

[4] Represents community agreement obligations and various finalized land user agreements, including Pampacancha.
[5] Undiscounted before inflation.

In addition to the contractual obligations included in the above payment schedule, we also have the following commitments which impact our financial position:

- A profit-sharing plan with most Manitoba employees;

- A profit-sharing plan with all Peru employees;

- Wheaton precious metals stream agreements for the 777 mine and Constancia mines;

- A net smelter returns royalty agreement related to the 777 mine; and,

- Government royalty payments related to the Constancia mine.

Outstanding Share Data

As of August 8, 2021, there were 261,517,129 common shares of Hudbay issued and outstanding. In addition, there were 1,785,906 stock options outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

A detailed quarterly and annual summary of financial and operating performance can be found in the "Summary of Results" section at the end of this MD&A. The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters:

(in $ millions, except per share amounts)	2021		2020				2019
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	404.2	313.6	322.3	316.1	208.9	245.1	324.5	291.3
Gross profit	82.2	52.5	34.4	39.3	(12.7)	(22.0)	25.6	31.0
Profit (loss) before tax	14.8	(69.6)	0.9	(23.9)	(74.6)	(81.5)	(42.4)	(348.4)
Profit (loss)	(3.4)	(60.1)	7.4	(24.0)	(51.9)	(76.1)	(1.5)	(274.8)
Adjusted net earnings (loss)[1]	5.4	(16.1)	(16.4)	(25.4)	(39.7)	(39.3)	(24.6)	(23.2)
Earnings (loss) per share:
Basic and diluted	(0.01)	(0.23)	0.03	(0.09)	(0.20)	(0.29)	(0.01)	(1.05)
Adjusted net (loss) earnings[1] per share	0.02	(0.06)	(0.06)	(0.10)	(0.15)	(0.15)	(0.09)	(0.09)
Operating cash flow[2]	132.8	90.7	86.1	84.4	29.5	42.0	69.1	71.2
Adjusted EBITDA[1]	143.2	104.2	106.9	96.1	49.1	55.0	82.2	76.2

[1] Adjusted net (loss) earnings, adjusted net (loss) earnings per share, and adjusted EBITDA are non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

[2] Operating cash flow before changes in non-cash working capital.

Following the onset of the COVID-19 pandemic in the first quarter of 2020, commodity prices have steadily increased to what is currently their highest levels in many years. With this increase in commodity prices, our revenues, gross profit, adjusted net earnings (loss), operating cash flow and adjusted EBITDA have steadily improved since early-2020 which mirrors the rise in commodity prices.

Financial results in the second quarter of 2021 benefited from initial production at the Pampacancha pit but were negatively impacted by higher operating costs in Peru and lower Manitoba metal production caused by COVID-19 related impacts as well as lower copper and zinc grades and lower precious metal recoveries.

The first quarter of 2021 saw lower revenues compared to the fourth quarter of 2020 due to a delayed Peru shipment for which revenue could not be recognized, and lower sales volumes from Manitoba related to a buildup of finished goods inventory during the quarter as a result of a lack of rail car availability. First quarter results were negatively impacted by $75.2 million of various finance expenses related to the refinancing of our senior notes.

We experienced production disruptions during the first half of 2020 due to an eight-week suspension of Constancia operations in Peru from a government declared state of emergency and at the 777 mine during the fourth quarter of 2020 due to a six-week interruption to perform repairs following a skip hoist incident. However, the deferral of production and sales that arose from these disruptions allowed us to benefit from increasing commodity prices. The reduced copper production from Constancia and 777 in 2020 was partially offset by increased production from Lalor. Earnings in the fourth quarter of 2020 were negatively impacted by the 777 production interruption which resulted in $11.7 million in certain overhead costs being expensed. Earnings in the first and second quarter of 2020 were impacted by the temporary suspension of operations at Constancia, which resulted in $31.9 million in certain overhead costs being expensed.

For information on previous trends and quarterly reviews, refer to our MD&A for the year ended December 31, 2020, dated February 18, 2021.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced, cash cost and sustaining cash cost per pound of zinc produced and combined unit cost and zinc plant unit cost are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Management believes adjusted net earnings (loss) and adjusted net earnings (loss) per share better reflect the Company's performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the Company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the Company believes these measures are useful to investors in assessing the Company's underlying performance. We provide adjusted EBITDA to help users analyze our results and to provide additional information about our ongoing cash generating potential in order to assess our capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the Company to assess our financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because we believe they help investors and management assess the performance of our operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per pound of zinc produced are shown because we believe they help investors and management assess the performance of our Manitoba operations. Combined unit cost and zinc plant unit cost is shown because we believe they help investors and management assess our cost structure and margins that are not impacted by variability in by-product commodity prices.

In the first half of 2020, a government-imposed shutdown of non-essential businesses led to a temporary suspension of our Constancia mining operations. Similarly, in the fourth quarter of 2020, a shaft incident led to a production interruption at 777 in Manitoba. Fixed overhead production costs incurred during these temporary production disruptions were directly charged to cost of sales. These costs did not contribute to production of inventory and were therefore excluded from the calculations of adjusted net earnings (loss), adjusted EBITDA and cash costs.

Adjusted Net Earnings (Loss)

Adjusted net earnings (loss) represents net earnings (loss) excluding certain impacts, net of taxes, such as mark-to-market adjustments, impairment charges and reversal of impairment charges, write-down of assets, and foreign exchange (gain) loss. These measures are not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS.

The following table provides a reconciliation of earnings (loss) per the consolidated interim income statements, to adjusted net earnings (loss) for the three and six months ended June 30, 2021 and 2020.

	Three months ended		Six months ended
(in $ millions)	Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020
Profit (loss) for the period	(3.4)	(51.9)	(63.5)	(128.0)
Tax expense (recovery)	18.2	(22.7)	8.7	(28.0)
Profit (loss) before tax	14.8	(74.6)	(54.8)	(156.1)
Adjusting items:
Mark-to-market adjustments[1]	10.9	8.3	51.7	11.8
Peru inventory (reversal)/write-down	(0.7)	(8.2)	(1.4)	2.2
Peru cost of sales direct charge from temporary shutdown	-	25.6	-	31.9
Variable consideration adjustment - stream revenue and accretion	-	-	(1.0)	3.8
Foreign exchange (gain) loss	1.7	1.8	3.4	(3.1)
Write-down of unamortized transaction costs	-	-	2.5	-
Premium paid on redemption of notes	-	-	22.9	-

Adjusted earnings (loss) before income taxes	26.7	(47.1)	23.3	(109.5)
Tax (expense) recovery	(18.2)	22.7	(8.7)	28.0
Tax impact of adjusting items	(2.3)	(9.9)	(21.2)	(14.7)
Non-cash deferred tax adjustments	(0.8)	(5.4)	(4.1)	17.1

Adjusted net earnings (loss)	5.4	(39.7)	(10.7)	(79.1)
Adjusted net earnings (loss) ($/share)	0.02	(0.15)	(0.04)	(0.30)
Basic weighted average number of common shares outstanding (millions)	261.5	261.3	261.4	261.3

[1] Includes changes in fair value of the embedded derivative on our Redeemed Notes, gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through profit or loss and share-based compensation expenses.

After adjusting reported net loss for those items not considered representative of the Company's core business or indicative of future operations, the Company had an adjusted net earnings in the second quarter 2021 of $5.4 million or $0.02 earnings per share.

Adjusted EBITDA

Adjusted EBITDA is profit or loss before net finance expense/income, tax expense/recoveries, depreciation and amortization of property, plant and equipment and deferred revenue, as well as certain other adjustments. We calculate adjusted EBITDA by excluding certain adjustments included within our adjusted net earnings measure which we believe reflects the underlying performance of our core operating activities. The measure also removes the impact of non-cash items and financing costs that are not associated with measuring the underlying performance of our operations. However, our adjusted EBITDA is not the measure defined as EBITDA under our senior notes or revolving credit facilities and may not be comparable with performance measures with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for profit or loss or as a better measure of liquidity than operating cash flow, which are calculated in accordance with IFRS. We provide adjusted EBITDA to help users analyze our results and to provide additional information about our ongoing cash generating potential in order to assess our capacity to service and repay debt, carry out investments and cover working capital needs.

The following table presents the reconciliation of earnings (loss) per the consolidated interim income statements, to adjusted EBITDA for the three and six months ended June 30, 2021 and 2020:

	Three months ended		Six months ended
(in $ millions)	Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020
Profit (loss) for the period	(3.4)	(51.9)	(63.5)	(128.0)

Add back: Tax expense (recovery)	18.2	(22.7)	8.7	(28.0)
Add back: Net finance expense	43.7	47.8	152.2	90.9
Add back: Other (income) expenses	1.0	1.3	(2.3)	6.8
Add back: Depreciation and amortization[1]	99.3	80.8	182.0	167.2
Less: Amortization of deferred revenue and variable consideration adjustment	(17.1)	(13.9)	(32.3)	(23.7)
	141.7	41.4	244.8	85.2
Adjusting items (pre-tax):
Peru inventory (reversal) / write-down	(0.7)	(8.2)	(1.4)	2.2
Cash portion of Peru cost of sales direct charge from temporary shutdown	-	12.4	-	15.8
Share-based compensation expenses[2]	2.2	3.5	4.0	0.9
Adjusted EBITDA	143.2	49.1	247.4	104.1
[1] Includes the non-cash portion of the Peru cost of sales direct charge from the temporary shutdown of $13.2 million and $16.1 million for the three and six months ended June 30, 2020.
[2] Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

Net Debt

The following table presents our calculation of net debt as at June 30, 2021 and December 31, 2020:

(in $ thousands)	Jun. 30, 2021	Dec. 31, 2020
Total long-term debt	1,181,195	1,135,675
Cash and cash equivalents	(294,287)	(439,135)
Net debt	886,908	696,540

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper Basis)

Cash cost per pound of copper produced ("cash cost") is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

- Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the zinc will occur later, and an increase in production of zinc metal will tend to result in an increase in cash cost under this measure.

- Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of our operations. The economics that support our decision to produce and sell copper would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

- Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes cash sustaining capital expenditures, including payments on capitalized leases, capitalized sustaining exploration, net smelter returns royalties, payments on certain long-term community agreements, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

- All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A, regional costs, accretion and amortization for community agreements relating to current operations, and accretion for expected decommissioning activities for non-producing assets. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three and six months ended June 30, 2021 and 2020. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended		Six months ended
Net pounds of copper produced
(in thousands)	Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020
Peru	42,015	25,361	81,317	67,888
Manitoba	9,736	14,379	24,564	26,162
Net pounds of copper produced	51,751	39,740	105,881	94,050

Consolidated	Three months ended				Six months ended
	Jun. 30, 2021		Jun. 30, 2020		Jun. 30, 2021		Jun. 30, 2020
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits	218,899	4.23	141,374	3.56	428,764	4.05	324,529	3.45
By-product credits	(175,470)	(3.39)	(129,939)	(3.27)	(328,983)	(3.11)	(259,831)	(2.76)
Cash cost, net of by-product credits	43,429	0.84	11,435	0.29	99,781	0.94	64,698	0.69

Consolidated	Three months ended				Six months ended
	Jun. 30, 2021		Jun. 30, 2020		Jun. 30, 2021		Jun. 30, 2020
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Zinc	77,707	1.50	60,094	1.51	160,021	1.51	120,594	1.28
Gold [3]	68,880	1.33	54,163	1.36	114,012	1.08	100,143	1.06
Silver [3]	15,443	0.30	13,108	0.33	30,579	0.29	27,060	0.29
Molybdenum & other	13,440	0.26	2,574	0.06	24,371	0.23	12,034	0.13
Total by-product credits	175,470	3.39	129,939	3.27	328,983	3.11	259,831	2.76
Reconciliation to IFRS:
Cash cost, net of by-product credits	43,429		11,435		99,781		64,698
By-product credits	175,470		129,939		328,983		259,831
Treatment and refining charges	(15,243)		(11,464)		(27,178)		(27,160)
Share-based compensation expense	274		284		458		68
Inventory adjustments	(723)		(8,155)		(1,446)		2,221
Change in product inventory	15,260		4,000		(7,605)		461
Royalties	4,288		2,363		8,193		5,490
Overhead costs related to suspension of activities (cash) - Peru	-		12,358		-		15,810
Depreciation and amortization[4]	99,305		80,807		181,987		167,246
Cost of sales[5]	322,060		221,567		583,173		488,665
[1] Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 24 for these figures.

[3] Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the six months ended June 30, 2021 the variable consideration adjustments amounted to net income of $1,617. For the six months ended June 30, 2020 - a net expense of $2,813.

[4] Depreciation is based on concentrate sold.
[5] As per IFRS financial statements.

Peru	Three months ended		Six months ended
(in thousands)	Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020
Net pounds of copper produced[1]	42,015	25,361	81,317	67,888
[1] Contained copper in concentrate.

Peru	Three months ended				Six months ended
	Jun. 30, 2021		Jun. 30, 2020		Jun. 30, 2021		Jun. 30, 2020
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	26,133	0.62	7,595	0.30	47,672	0.59	27,537	0.41
Milling	40,286	0.96	18,703	0.74	83,606	1.02	52,041	0.77
G&A	16,910	0.40	7,493	0.30	31,330	0.39	16,241	0.24
Onsite costs	83,329	1.98	33,791	1.33	162,608	2.00	95,819	1.41
Treatment & refining	9,824	0.23	5,165	0.20	16,437	0.20	15,879	0.23
Freight & other	11,555	0.29	4,817	0.19	20,242	0.25	14,603	0.22
Cash cost, before by-product credits	104,708	2.50	43,773	1.73	199,287	2.45	126,301	1.86
By-product credits	(27,137)	(0.65)	(10,575)	(0.42)	(50,001)	(0.61)	(32,590)	(0.48)
Cash cost, net of by-product credits	77,571	1.85	33,198	1.31	149,286	1.84	93,711	1.38

Peru	Three months ended				Six months ended
	Jun. 30, 2021		Jun. 30, 2020		Jun. 30, 2021		Jun. 30, 2020
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Gold[3]	8,835	0.21	2,129	0.08	12,989	0.16	6,133	0.09
Silver[3]	7,466	0.18	6,827	0.27	16,804	0.21	16,280	0.24
Molybdenum	10,836	0.26	1,619	0.06	20,208	0.25	10,177	0.15
Total by-product credits	27,137	0.65	10,575	0.42	50,00 1	0.61	32,590	0.48
Reconciliation to IFRS:
Cash cost, net of by-product credits	77,571		33,198		149,286		93,711
By-product credits	27,137		10,575		50,001		32,590
Treatment and refining charges	(9,824)		(5,165)		(16,437)		(15,879)
Inventory adjustments	(723)		(8,155)		(1,446)		2,221
Share-based compensation expenses	52		49		71		(15)
Change in product inventory	4,465		(1,916)		(6,110)		(2,159)
Royalties	578		578		1,744		2,058
Overhead costs related to suspension of activities (cash)	-		12,358		-		15,810
Depreciation and amortization[4]	52,710		33,152		93,145		80,394
Cost of sales[5]	151,966		74,674		270,254		208,731
[1] Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 24.

[3] Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.
[4] Depreciation is based on concentrate sold.
[5] As per IFRS financial statements.

Manitoba	Three months ended		Six months ended
(in thousands)	Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020
Net pounds of copper produced[1]	9,736	14,379	24,564	26,162
[1] Contained copper in concentrate.

Manitoba	Three months ended				Six months ended
	Jun. 30, 2021		Jun. 30, 2020		Jun. 30, 2021		Jun. 30, 2020
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	54,714	5.62	44,820	3.12	109,134	4.44	89,487	3.42
Milling	13,655	1.40	11,466	0.80	26,317	1.07	23,009	0.88
Refining (zinc)	17,908	1.84	16,617	1.16	37,515	1.53	35,559	1.36
G&A	14,749	1.51	11,042	0.77	30,536	1.24	25,126	0.96
Onsite costs	101,026	10.38	83,945	5.85	203,502	8.28	173,181	6.62
Treatment & refining	5,419	0.56	6,299	0.44	10,741	0.44	11,281	0.43
Freight & other	7,746	0.80	7,357	0.51	15,234	0.62	13,766	0.53
Cash cost, before by-product credits	114,191	11.73	97,601	6.80	229,477	9.34	198,228	7.58
By-product credits	(148,333)	(15.24)	(119,364)	(8.31)	(278,982)	(11.36)	(227,241)	(8.69)
Cash cost, net of by-product credits	(34,142)	(3.51)	(21,763)	(1.51)	(49,505)	(2.02)	(29,013)	(1.11)

Manitoba	Three months ended				Six months ended
	Jun. 30, 2021		Jun. 30, 2020		Jun. 30, 2021		Jun. 30, 2020
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Zinc	77,707	7.98	60,094	4.18	160,021	6.51	120,594	4.61
Gold[3]	60,045	6.17	52,034	3.62	101,023	4.11	94,010	3.59
Silver[3]	7,977	0.82	6,281	0.44	13,775	0.56	10,780	0.41
Other	2,604	0.27	955	0.07	4,163	0.17	1,857	0.07
Total by-product credits	148,333	15.24	119,364	8.31	278,982	11.36	227,241	8.69
Reconciliation to IFRS:
Cash cost, net of by-product credits	(34,142)		(21,763)		(49,505)		(29,013)
By-product credits	148,333		119,364		278,982		227,241
Treatment and refining charges	(5,419)		(6,299)		(10,741)		(11,281)
Share-based compensation expenses	222		235		387		83
Change in product inventory	10,795		5,916		(1,495)		2,620
Royalties	3,710		1,785		6,449		3,432
Depreciation and amortization[4]	46,595		47,655		88,842		86,852
Cost of sales[5]	170,094		146,893		312,919		279,934
[1] Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 24.

[3] Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.
[4] Depreciation is based on concentrate sold.
[5] As per IFRS financial statements.

Consolidated	Three months ended				Six months ended
	Jun. 30, 2021		Jun. 30, 2020		Jun. 30, 2021		Jun. 30, 2020
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	43,429	0.84	11,435	0.29	99,781	0.94	64,698	0.69
Cash sustaining capital expenditures	68,803	1.33	49,467	1.24	125,257	1.18	104,196	1.10
Royalties	4,288	0.08	2,363	0.06	8,193	0.08	5,490	0.06
Sustaining cash cost, net of by-product credits	116,520	2.25	63,265	1.59	233,231	2.20	174,384	1.85
Corporate selling and administrative expenses & regional costs	10,995	0.22	11,608	0.29	21,759	0.21	17,596	0.19
Accretion and amortization of decommissioning and community agreements[1]	705	0.01	1,049	0.03	1,284	0.01	1,850	0.02
All-in sustaining cash cost, net of by-product credits	128,220	2.48	75,922	1.91	256,274	2.42	193,830	2.06
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	96,090		31,719		178,468		123,483
Capitalized stripping net additions	22,506		18,969		41,131		43,191
Decommissioning and restoration obligation net additions	11,039		16,690		(53,465)		58,449
Total accrued capital additions	129,635		67,378		166,134		225,123
Less other non-sustaining capital costs[2]	63,694		33,527		66,395		154,947
Total sustaining capital costs	65,941		33,851		99,739		70,176
Right of use leased assets	(9,101)		(4,716)		(10,422)		(7,085)
Capitalized lease cash payments - operating sites	8,331		7,609		17,519		15,980
Community agreement cash payments	108		546		343		1,485
Accretion and amortization of decommissioning and restoration obligations	3,524		12,177		18,078		23,640
Cash sustaining capital expenditures	68,803		49,467		125,257		104,196
[1] Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of current community agreements.

[2] Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration, growth capital expenditures and decommissioning and restoration obligation adjustments.

Peru	Three months ended				Six months ended
	Jun. 30, 2021		Jun. 30, 2020		Jun. 30, 2021		Jun. 30, 2020
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	77,571	1.85	33,198	1.31	149,286	1.84	93,711	1.38
Cash sustaining capital expenditures	34,898	0.83	12,855	0.51	54,698	0.67	32,099	0.47
Royalties	578	0.01	578	0.02	1,744	0.02	2,058	0.03
Sustaining cash cost per pound of copper produced	113,047	2.69	46,631	1.84	205,728	2.53	127,868	1.88

Manitoba	Three months ended				Six months ended
	Jun. 30, 2021		Jun. 30, 2020		Jun. 30, 2021		Jun. 30, 2020
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	(34,142)	(3.51)	(21,763)	(1.51)	(49,505)	(2.01)	(29,013)	(1.11)
Cash sustaining capital expenditures	33,905	3.49	36,612	2.55	70,559	2.87	72,097	2.76
Royalties	3,710	0.38	1,785	0.12	6,449	0.26	3,432	0.13
Sustaining cash cost per pound of copper produced	3,473	0.36	16,634	1.16	27,503	1.12	46,516	1.78

Zinc Cash Cost and Zinc Sustaining Cash Cost

Cash cost per pound of zinc produced ("zinc cash cost") is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our Manitoba operations. This alternative cash cost calculation designates zinc as the primary metal of production as it is the largest component of revenues for our Manitoba business unit and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

- Zinc cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of zinc produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the copper will occur later, and an increase in production of copper metal will tend to result in an increase in zinc cash cost under this measure.

- Zinc cash cost, net of by-product credits - In order to calculate the net cost to produce and sell zinc, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than zinc. The by-product revenues from copper, gold, and silver are significant and are integral to the economics of our Manitoba operation. The economics that support our decision to produce and sell zinc would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum zinc price consistent with positive operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance at our Manitoba operation versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside zinc prices, the zinc cash cost net of by-product credits would increase, requiring a higher zinc price than that reported to maintain positive cash flows and operating margins.

- Zinc sustaining cash cost, net of by-product credits - This measure is an extension of zinc cash cost that includes cash sustaining capital expenditures, capitalized exploration, net smelter returns royalties, as well as accretion and amortization for expected decommissioning activities for producing assets. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than zinc cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of zinc cash cost and zinc sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between zinc cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three and six months ended June 30, 2021 and 2020. Zinc cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended		Six months ended
(in thousands)	Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020
Net pounds of zinc produced[1]	47,483	68,833	109,080	136,063
[1] Contained zinc in concentrate.

Manitoba	Three months ended				Six months ended
	Jun. 30, 2021		Jun. 30, 2020		Jun. 30, 2021		Jun. 30, 2020
Cash cost per pound of zinc produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits[1]	114,191	2.40	97,601	1.41	229,477	2.10	198,228	1.45
By-product credits	(125,026)	(2.63)	(101,485)	(1.47)	(229,104)	(2.10)	(171,765)	(1.26)
Zinc cash cost, net of by-product credits	(10,835)	(0.23)	(3,884)	(0.06)	373	-	26,463	0.19
[1] For additional detail on cash cost, before by-product credits please see page 44 of this MD&A.

Manitoba	Three months ended				Six months ended
	Jun. 30, 2021		Jun. 30, 2020		Jun. 30, 2021		Jun. 30, 2020
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Copper	54,400	1.15	42,215	0.61	110,143	1.01	65,118	0.48
Gold[3]	60,045	1.26	52,034	0.76	101,023	0.92	94,010	0.69
Silver[3]	7,977	0.17	6,281	0.09	13,775	0.13	10,780	0.08
Other	2,604	0.05	955	0.01	4,163	0.04	1,857	0.01
Total by-product credits	125,026	2.63	101,485	1.47	229,104	2.10	171,765	1.26
Reconciliation to IFRS:
Cash cost, net of by-product credits	(10,835)		(3,884)		373		26,463
By-product credits	125,026		101,485		229,104		171,765
Treatment and refining charges	(5,419)		(6,299)		(10,741)		(11,281)
Share-based compensation expenses	222		235		387		83
Change in product inventory	10,795		5,916		(1,495)		2,620
Royalties	3,710		1,785		6,449		3,432
Depreciation and amortization[4]	46,595		47,655		88,842		86,852
Cost of sales[5]	170,094		146,893		312,919		279,934
[1] Per pound of zinc produced.
2 By-product credits are computed as revenue per financial statements, amortization of deferred revenue and pricing and volume adjustments. For more information, please see the realized price reconciliation table on page 24.
[3] Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.
[4] Depreciation is based on concentrate sold.
[5] As per IFRS financial statements.

Manitoba	Three months ended				Six months ended
	Jun. 30, 2021		Jun. 30, 2020		Jun. 30, 2021		Jun. 30, 2020
Sustaining cash cost per pound of zinc produced	$000s	$/lb	$000s	$/lb	$000s	$/lb	$000s	$/lb
Zinc cash cost, net of by-product credits	(10,835)	(0.23)	(3,884)	(0.06)	373	-	26,463	0.19
Cash sustaining capital expenditures	33,905	0.71	36,612	0.53	70,559	0.65	72,097	0.53
Royalties	3,710	0.08	1,785	0.03	6,449	0.06	3,432	0.03
Sustaining cash cost per pound of zinc produced	26,780	0.56	34,513	0.50	77,381	0.71	101,992	0.75

Combined Unit Cost & Zinc Plant Unit Cost Reconciliation

Combined unit cost ("unit cost") and zinc plant unit cost is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our mining and milling operations. Combined unit cost and zinc plant unit cost are calculated by dividing the cost of sales by mill throughput and refined zinc metal produced, respectively. This measure is utilized by management and investors to assess our cost structure and margins and compare it to similar information provided by other companies in our industry. Unlike cash cost, this measure is not impacted by variability in by-product commodity prices since there are no by-product deductions; costs associated with profit-sharing and similar costs are excluded because of their correlation to external metal prices. In addition, the unit costs are reported in the functional currency of the operation which minimizes the impact of foreign currency fluctuations. In all, the unit cost measures provide an alternative perspective on operating cost performance with minimal impact from external market prices. In the first half of 2020, as a result of the temporary suspension of operations in Peru, fixed overhead production costs incurred during the suspension were directly charged to cost of sales. These costs did not contribute to production of inventory and were therefore excluded from the calculation of combined unit costs.

The tables below present a detailed combined unit cost and zinc plant unit costs for the Manitoba business unit and combined unit cost for the Peru business unit, and reconciliations between these measures to the most comparable IFRS measures of cost of sales for the three and six months ended June 30, 2021 and 2020.

Peru	Three months ended		Six months ended
(in thousands except unit cost per tonne)	Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020
Combined unit cost per tonne processed
Mining	26,133	7,595	47,672	27,537
Milling	40,286	18,703	83,606	52,041
G&A [1]	16,910	7,493	31,330	16,241
Other G&A [2]	52	49	71	561
Unit cost	83,381	33,840	162,679	96,380
Tonnes ore milled	7,413	4,355	13,776	11,075
Combined unit cost per tonne	11.25	7.77	11.81	8.70
Reconciliation to IFRS:
Unit cost	83,381	33,840	162,679	96,380
Freight & other	11,555	4,817	20,242	14,603
Other G&A	(52)	(49)	(71)	(561)
Share-based compensation expenses	52	49	71	(15)
Inventory adjustments	(723)	(8,155)	(1,446)	2,221
Change in product inventory	4,465	(1,916)	(6,110)	(2,159)
Royalties	578	578	1,744	2,058
Overhead costs related to suspension of activities (cash)	-	12,358	-	15,810
Depreciation and amortization	52,710	33,152	93,145	80,394
Cost of sales[3]	151,966	74,674	270,254	208,731
[1] G&A as per cash cost reconciliation above.
[2] Other G&A primarily includes profit sharing costs.
[3] As per IFRS financial statements.

Manitoba	Three months ended		Six months ended
(in thousands except tonnes ore milled and unit cost per tonne)	Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020
Combined unit cost per tonne processed
Mining	54,714	44,820	109,134	89,487
Milling	13,655	11,466	26,317	23,009
G&A [1]	14,749	11,042	30,536	25,126
Less: G&A allocated to zinc metal production	(3,724)	(3,264)	(8,320)	(7,423)
Less: Other G&A related to profit sharing costs	(1,274)	-	(640)	-
Unit cost	78,120	64,064	157,027	130,199
USD/CAD implicit exchange rate	1.23	1.39	1.23	1.37
Unit cost - C$	95,927	88,753	193,267	178,017
Tonnes ore milled	646,987	659,507	1,291,717	1,361,883
Combined unit cost per tonne - C$	148	135	150	131
Reconciliation to IFRS:
Unit cost	78,120	64,064	157,027	130,199
Freight & other	7,746	7,357	15,234	13,766
Refined (zinc)	17,908	16,617	37,515	35,559
G&A allocated to zinc metal production	3,724	3,264	8,320	7,423
Other G&A related to profit sharing	1,274	-	640	-
Share-based compensation expenses	222	235	387	83
Change in product inventory	10,795	5,916	(1,495)	2,620
Royalties	3,710	1,785	6,449	3,432
Depreciation and amortization	46,595	47,655	88,842	86,852
Cost of sales[2]	170,094	146,893	312,919	279,934
[1] G&A as per cash cost reconciliation above.
[2] As per IFRS financial statements.

Manitoba	Three months ended		Six months ended
(in thousands except zinc plant unit cost per pound)	Jun. 30, 2021	Jun. 30, 2020	Jun. 30, 2021	Jun. 30, 2020
Zinc plant unit cost
Zinc plant costs	17,908	16,617	37,515	35,559
G&A [1]	14,749	11,042	30,536	25,126
Less: G&A allocated to other areas	(9,751)	(7,778)	(21,577)	(17,702)
Less: Other G&A related to profit sharing	(1,274)	-	(640)	-
Zinc plant unit cost	21,632	19,881	45,834	42,983
USD/CAD implicit exchange rate	1.23	1.39	1.23	1.36
Zinc plant unit cost - C$	26,585	27,544	56,249	58,454
Refined metal produced (in pounds)	49,425	60,704	107,863	123,461
Zinc plant unit cost per pound - C$	0.54	0.45	0.52	0.47
Reconciliation to IFRS:
Zinc plant unit cost	21,632	19,881	45,834	42,983
Freight & other	7,746	7,357	15,234	13,766
Mining	54,714	44,820	109,134	89,487
Milling	13,655	11,466	26,317	23,009
G&A allocated to other areas	9,751	7,778	21,577	17,702
Other G&A related to profit sharing	1,274	-	640	-
Share-based compensation expenses	222	235	387	83
Change in product inventory	10,795	5,916	(1,495)	2,620
Royalties	3,710	1,785	6,449	3,432
Depreciation and amortization	46,595	47,655	88,842	86,852
Cost of sales[2]	170,094	146,893	312,919	279,934
[1] G&A as per cash cost reconciliation above.
[2] As per IFRS financial statements.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards and interpretations adopted

As of January 1, 2021, we have adopted an amendment to IAS 16, Property, Plant and Equipment ("IAS 16").

For information on new standards and interpretations adopted, refer to note 4 of our June 30, 2021 consolidated interim financial statements.

Estimates and judgements

The preparation of the consolidated interim financial statements in conformity with IFRS requires us to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated interim financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

We review these estimates and underlying assumptions on an ongoing basis based on our experience and other factors, including expectations of future events that we believe to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Certain accounting estimates and judgements have been identified as being "critical" to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

For more information on judgements and estimates, refer to note 2 of our June 30, 2021 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We did not make any changes to ICFR during the three months ended June 30, 2021 that materially affected or are reasonably likely to materially affect our ICFR.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance and potential revisions to such guidance, anticipated production at our mines and processing facilities, expectations regarding the impact of the COVID-19 pandemic on our operations, financial condition and prospects, and our ability to effectively engage with local communities in Peru and other stakeholders, the anticipated timing, cost and benefits of developing the Rosemont project and the outcome of litigation challenging Rosemont's permits, expectations regarding the Copper World exploration program, expectations regarding the Lalor gold strategy, including the refurbishment, commissioning and ramp-up of the New Britannia mill and the expectations regarding the mine plan for the 1901 deposit, increasing the mining rate at Lalor and optimizing the Stall and New Britannia mills, the possibility of converting inferred mineral resource estimates to higher confidence categories, the potential and our anticipated plans for advancing our mining properties surrounding Constancia and elsewhere in Peru, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of our financial performance to metals prices, events that may affect our operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

- our ability to continue to operate safely and at full capacity during the COVID-19 pandemic;

- the availability, global supply and effectiveness of COVID-19 vaccines, the effective distribution of such vaccines in the countries in which we operate, the lessening of restrictions related to COVID-19, and the anticipated rate and timing for each of the foregoing;

- the ability to achieve production and unit cost guidance;

- no significant interruptions to our operations or significant delays to our development projects in Manitoba and Peru due to the COVID-19 pandemic;

- the availability of spending reductions and liquidity options;

- the successful completion of the New Britannia project on budget and on schedule;

- the successful outcome of the Rosemont litigation;

- the successful renegotiation of collective agreements with the labour unions that represent certain of our employees in Manitoba;

- the success of mining, processing, exploration and development activities;

- the scheduled maintenance and availability of our processing facilities;

- the accuracy of geological, mining and metallurgical estimates;

- anticipated metals prices and the costs of production;

- the supply and demand for metals we produce;

- the supply and availability of all forms of energy and fuels at reasonable prices;

- no significant unanticipated operational or technical difficulties;

- the execution of our business and growth strategies, including the success of our strategic investments and initiatives;

- the availability of additional financing, if needed;

- the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;

- the timing and receipt of various regulatory and governmental approvals;

- the availability of personnel for our exploration, development and operational projects and ongoing employee relations;

- maintaining good relations with the labour unions that represent certain of our employees in Manitoba and Peru;

- maintaining good relations with the communities in which we operate, including the neighbouring Indigenous communities and local governments;

- no significant unanticipated challenges with stakeholders at our various projects;

- no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

- no contests over title to our properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of our unpatented mining claims;

- the timing and possible outcome of pending litigation and no significant unanticipated litigation;

- certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and

- no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with the COVID-19 pandemic and its effect on our operations, financial condition, projects and prospects, the possibility of a global recession arising from the COVID-19 pandemic and attempts to control it, the change in government in Peru, future uncertainty with respect to the Peruvian mining tax regime, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects, risks related to the U.S. district court's recent decisions to set aside the U.S. Forest Service's FROD and the Biological Opinion for Rosemont and related appeals and other legal challenges, risks related to the new Lalor mine plan, including the schedule for the refurbishment, commissioning and ramp-up of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the Company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets that may affect our ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Financial Risk Management" in this MD&A and under the heading "Risk Factors" in our most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

Qualified Person and NI 43-101

The technical and scientific information in this MD&A related to the Rosemont project has been approved by Cashel Meagher, P. Geo, our Senior Vice President and Chief Operating Officer. The technical and scientific information related to our other material mineral projects contained in this MD&A has been approved by Olivier Tavchandjian, P. Geo, our Vice President, Exploration and Geology. Messrs. Meagher and Tavchandjian are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for our material properties as filed by us on SEDAR at www.sedar.com.

SUMMARY OF RESULTS

The following unaudited tables set out a summary of quarterly and annual results for the Company.

		2021		2020					2019
		Q2	Q1	2020	Q4	Q3	Q2	Q1	2019	Q4	Q3
Consolidated Financial Condition ($000s)
Cash and cash equivalents		$294,287	$310,564	$439,135	$439,135	$449,014	$391,136	$305,997	$396,146	$396,146	$398,438
Total long-term debt		1,181,195	1,180,798	1,135,675	1,135,675	1,175,104	988,418	988,074	985,255	985,255	976,272
Net debt[1]		886,908	870,234	696,540	696,540	726,090	597,282	682,077	589,109	589,109	577,834
Consolidated Financial Performance ($000s except per share amounts)
Revenue		$404,242	$313,624	$1,092,418	$322,290	$316,108	$208,913	$245,105	$1,237,439	$324,485	$291,282
Cost of sales		322,060	261,112	1,053,418	287,923	276,830	221,567	267,096	1,085,897	298,852	260,327
Earnings (loss) before tax		14,819	(69,592)	(179,089)	911	(23,944)	(74,604)	(81,452)	(452,763)	(42,352)	(348,367)
(Loss) earnings		(3,395)	(60,102)	(144,584)	7,406	(23,955)	(51,901)	(76,134)	(343,810)	(1,455)	(274,796)
Basic and diluted (loss) earnings per share		$(0.01)	$(0.23)	$(0.55)	$0.03	$(0.09)	$(0.20)	$(0.29)	$(1.32)	$(0.01)	$(1.05)
Adjusted earnings (loss) per share [1]		$0.02	$(0.06)	$(0.46)	$(0.06)	$(0.10)	$(0.15)	$(0.15)	$(0.18)	$(0.09)	$(0.09)
Operating cash flow before change in non-cash working capital [1]		132,786	90,656	241,863	86,071	84,383	29,457	41,951	307,284	69,141	71,204
Adjusted EBITDA [1,2]		143.2	104.2	306.7	106.9	96.1	49.1	55.0	358.5	82.2	76.2
Consolidated Operational Performance
Contained metal in concentrate produced [3]
Copper	tonnes	23,474	24,553	95,333	27,278	25,395	18,026	24,635	137,179	32,422	36,422
Gold	ounces	39,848	35,500	124,622	32,376	29,277	32,614	30,355	114,692	32,712	28,319
Silver	ounces	685,916	696,673	2,750,873	730,679	671,685	580,817	767,692	3,585,330	930,137	924,191
Zinc	tonnes	21,538	27,940	118,130	25,843	30,570	31,222	30,495	119,106	30,592	28,639
Molybdenum	tonnes	295	294	1,204	333	392	124	354	1,272	372	262
Payable metal in concentrate sold
Copper	tonnes	25,176	20,929	88,888	22,963	25,903	15,951	24,072	128,519	33,715	29,916
Gold	ounces	38,205	25,383	122,949	35,179	30,605	30,590	26,574	108,999	30,344	25,488
Silver	ounces	577,507	509,760	2,585,586	762,384	705,495	541,785	575,922	3,452,926	909,423	756,296
Zinc [4]	tonnes	25,361	28,343	109,347	28,431	26,520	27,604	26,792	104,319	28,001	29,140
Molybdenum	tonnes	265	284	1,321	457	313	120	431	1,186	199	334
Cash cost [1]	$/lb	$0.84	$1.04	$0.60	$0.43	$0.65	$0.29	$0.98	$0.83	$0.90	$0.71
Sustaining cash cost	$/lb	$2.25	$2.16	$1.93	$1.97	$2.02	$1.59	$2.05	$1.72	$2.11	$1.62
All-in sustaining cash cost [1]	$/lb	$2.48	$2.37	$2.16	$2.24	$2.25	$1.91	$2.17	$1.86	$2.22	$1.69
[1] Net debt, adjusted (loss) earnings per share, adjusted EBITDA, cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.
2 In millions.
[3] Metal reported in concentrate is prior to deductions associated with smelter contract terms.
[4] Includes refined zinc metal sold.

		2021		2020					2019
		Q2	Q1	2020	Q4	Q3	Q2	Q1	2019	Q4	Q3
Peru Operations
Constancia ore mined[1]	tonnes	8,016,373	7,747,466	27,529,950	9,313,784	8,455,668	2,775,286	6,985,212	33,308,369	8,049,063	8,413,367
Copper	%	0.30	0.30	0.32	0.31	0.31	0.34	0.34	0.43	0.41	0.44
Gold	g/tonne	0.04	0.04	0.03	0.03	0.03	0.04	0.03	0.04	0.04	0.05
Silver	g/tonne	3.02	2.90	2.75	2.61	2.55	2.90	3.10	3.76	3.87	3.93
Molybdenum	%	0.01	0.01	0.02	0.01	0.02	0.02	0.02	0.02	0.02	0.02
Pampacancha ore mined[1]	tonnes	982,992	-	-	-	-	-	-	-	-	-
Copper	%	0.26	-	-	-	-	-	-	-	-	-
Gold	g/tonne	0.27	-	-	-	-	-	-	-	-	-
Silver	g/tonne	4.43	-	-	-	-	-	-	-	-	-
Molybdenum	%	0.01	-	-	-	-	-	-	-	-	-
Ore milled	tonnes	7,413,043	6,362,752	26,297,318	7,741,714	7,480,655	4,355,482	6,719,466	31,387,281	7,474,136	8,240,344
Copper	%	0.31	0.33	0.34	0.33	0.33	0.34	0.34	0.42	0.42	0.44
Gold	g/tonne	0.07	0.04	0.03	0.03	0.03	0.04	0.03	0.04	0.04	0.04
Silver	g/tonne	2.88	2.84	2.87	2.74	2.68	3.04	3.13	3.64	3.86	3.76
Molybdenum	%	0.01	0.01	0.02	0.02	0.02	0.01	0.02	0.02	0.02	0.02
Copper recovery	%	83.3	84.1	83.0	85.3	83.3	76.6	84.3	85.7	85.6	86.0
Gold recovery	%	62.2	52.0	49.8	52.7	51.6	43.4	50.2	48.1	50.0	48.3
Silver recovery	%	68.2	69.9	66.9	70.1	66.7	59.6	68.2	68.2	68.2	68.9
Molybdenum recovery	%	33.3	33.4	29.4	28.4	30.4	19.9	35.0	26.5	30.8	20.2
Contained metal in concentrate
Copper	tonnes	19,058	17,827	73,150	21,554	20,803	11,504	19,290	113,825	26,659	31,091
Gold	ounces	10,220	4,638	12,395	3,689	3,333	2,311	3,062	19,723	5,007	5,565
Silver	ounces	468,057	405,714	1,622,972	477,775	430,208	253,687	461,302	2,504,769	631,774	686,258
Molybdenum	tonnes	295	294	1,204	333	392	124	354	1,272	372	262
Payable metal sold
Copper	tonnes	19,946	14,836	68,506	18,583	21,654	9,023	19,247	106,184	28,430	25,314
Gold	ounces	5,638	2,963	10,986	3,297	3,753	1,317	2,618	18,956	4,824	3,858
Silver	ounces	315,064	337,612	1,518,548	480,843	433,595	242,519	361,591	2,452,496	666,839	529,139
Molybdenum	tonnes	265	284	1,321	457	313	120	431	1,186	199	334
Peru combined unit operating cost,2, 3	$/tonne	$11.25	$12.46	$9.46	$10.17	$9.85	$7.77	$9.31	$9.50	$10.20	$8.63
Peru cash cost[3]	$/lb	$1.85	$1.82	$1.45	$1.47	$1.54	$1.31	$1.42	$1.16	$1.36	$1.06
Peru sustaining cash cost[3]	$/lb	$2.69	$2.36	$2.20	$2.58	$2.29	$1.84	$1.91	$1.65	$2.17	$1.53
[1] Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not fully reconcile to ore milled.
[2] Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
[3] Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A

		2021		2020					2019
		Q2	Q1	2020	Q4	Q3	Q2	Q1	2019	Q4	Q3
Manitoba Operations
Lalor ore mined	tonnes	356,951	421,602	1,654,240	468,101	357,213	407,408	421,518	1,536,780	390,140	346,456
Copper	%	0.64	0.57	0.74	0.80	0.66	0.77	0.70	0.75	0.80	0.68
Zinc	%	3.81	5.20	5.73	5.54	5.98	6.05	5.43	6.36	6.20	6.16
Gold	g/tonne	3.19	2.67	2.51	2.79	2.28	2.64	2.27	2.16	2.63	2.21
Silver	g/tonne	22.98	22.75	25.31	24.96	21.23	28.4	26.18	25.51	28.38	25.56
777 ore mined	tonnes	255,170	275,260	991,576	164,856	264,905	281,890	279,925	1,109,782	269,342	273,319
Copper	%	0.82	2.06	1.40	1.89	0.98	1.72	1.18	1.37	1.17	1.33
Zinc	%	3.57	4.00	3.88	2.98	3.95	4.13	4.11	3.22	3.33	3.01
Gold	g/tonne	1.97	2.39	1.90	1.85	2.01	1.91	1.82	1.61	1.52	1.63
Silver	g/tonne	23.35	29.32	24.13	21.64	24.25	25.73	23.86	18.67	18.52	15.42
Stall Concentrator:
Ore milled	tonnes	317,484	361,344	1,412,751	372,624	335,739	334,601	369,787	1,290,300	310,622	318,539
Copper	%	0.68	0.60	0.73	0.79	0.68	0.76	0.70	0.73	0.80	0.64
Zinc	%	4.06	5.53	5.76	5.47	6.11	6.16	5.38	6.39	6.24	6.22
Gold	g/tonne	3.19	2.57	2.55	2.88	2.35	2.70	2.28	2.13	2.60	2.12
Silver	g/tonne	22.02	23.40	25.37	24.43	22.08	28.72	26.28	25.48	28.12	25.16
Copper recovery	%	88.8	85.7	86.2	87.1	84.0	86.6	86.5	85.9	85.9	84.4
Zinc recovery	%	88.1	91.1	91.9	90.9	92.7	92.4	91.4	91.1	90.7	91.8
Gold recovery	%	55.5	57.5	60.0	59.5	57.4	62.3	60.9	56.8	61.1	54.3
Silver recovery	%	55.1	56.2	60.4	60.3	57.5	62.1	61.1	60.4	62.9	57.4
Flin Flon Concentrator:
Ore milled	tonnes	329,503	283,386	1,205,314	225,663	322,156	324,906	332,589	1,362,006	374,529	331,216
Copper	%	0.89	1.88	1.28	1.59	0.99	1.52	1.11	1.27	1.11	1.22
Zinc	%	3.65	4.20	4.21	3.87	4.07	4.41	4.36	3.78	4.05	3.64
Gold	g/tonne	2.06	2.34	1.96	1.99	1.99	1.99	1.88	1.72	1.75	1.74
Silver	g/tonne	23.65	28.01	24.26	22.65	24.01	25.56	24.33	19.84	20.56	17.36
Copper recovery	%	84.8	91.3	86.0	88.1	83.9	87.3	84.1	88.0	86.9	89.1
Zinc recovery	%	84.8	81.8	85.5	83.9	87.9	84.9	85.0	85.5	85.8	86.7
Gold recovery	%	52.9	64.0	56.0	56.6	55.3	58.6	53.5	59.4	56.1	59.1
Silver recovery	%	37.5	54.1	45.9	46.5	42.0	50.7	44.3	50.8	49.2	48.7

		2021		2020					2019
		Q2	Q1	2020	Q4	Q3	Q2	Q1	2019	Q4	Q3
Manitoba Operations (continued)
Total Manitoba contained metal in concentrate produced
Copper	tonnes	4,416	6,726	22,183	5,724	4,592	6,522	5,345	23,354	5,763	5,331
Zinc	tonnes	21,538	27,940	118,130	25,843	30,570	31,222	30,495	119,106	30,592	28,639
Gold	ounces	29,628	30,862	112,227	28,687	25,944	30,303	27,293	94,969	27,705	22,754
Silver	ounces	217,859	290,959	1,127,901	252,904	241,477	327,130	306,390	1,080,561	298,363	237,933
Total Manitoba payable metal sold
Copper	tonnes	5,230	6,093	20,382	4,380	4,249	6,928	4,825	22,335	5,285	4,602
Zinc[1]	tonnes	25,361	28,343	109,347	28,431	26,520	27,604	26,792	104,346	28,001	29,140
Gold	ounces	32,567	22,420	111,963	31,882	26,852	29,273	23,956	90,043	25,520	21,630
Silver	ounces	262,443	172,148	1,067,038	281,541	271,900	299,266	214,331	1,000,430	242,584	227,157
Manitoba combined unit operating cost[2,3]	C$/tonne	$148	$151	$132	$140	$126	$135	$127	$134	$128	$130
Manitoba cash cost[3]	$/lb	$(3.51)	$(1.04)	$(2.20)	$(3.48)	$(3.41)	$(1.51)	$(0.62)	$(0.75)	$(1.26)	$(1.31)
Manitoba sustaining cash cost[3]	$/lb	$0.36	$1.62	$1.02	$(0.36)	$0.83	$1.16	$2.54	$2.07	$1.83	$2.15
[1] Includes refined zinc metal sold.
[2] Reflects combined mine, mill and G&A costs per tonne of milled ore.
[3] Combined unit costs, cash cost, and sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.